Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

ACTELION US HOLDING COMPANY

CURL ACQUISITION SUBSIDIARY, INC.

a wholly owned subsidiary of Actelion US Holding Company

and

COTHERIX, INC.

Dated as of November 19, 2006

TABLE OF DEFINED TERMS

Term	Reference in Agreement
401(k) Plans	Section 8.9(c)
Acceptance Time	Section 1.4(a)
Acquisition Proposal	Section 8.2(a)
Action	Section 6.11
Adjusted Outstanding Shares	Section 1.1(a)
Adverse Matter	Section 1.3(c)
Affected Employees	Section 8.9(a)
Affiliate	Section 6.2(b)
Agreement	Preamble
Appointment Time	Section 1.3(c)
Balance Sheet Date	Section 6.8(a)
Benefit Plans	Section 6.14(a)
Business Day	Section 11.13(a)
Bylaws	Section 3.2
Certificate	Section 5.1(a)
Certificate of Merger	Section 2.3
Change in Recommendation	Section 8.3
Charter	Section 3.1
Closing	Section 2.2
Closing Date	Section 2.2
COBRA	Section 6.21(c)
Company	Preamble
Company Common Stock	Recitals
Company Disclosure Letter	ARTICLE VI
Company ESPP	Section 11.13(b)
Company Leases	Section 6.17(b)
Company Material Adverse Effect	Section 11.13(c)
Company Option	Section 5.5(a)
Company Preferred Stock	Section 6.2(a)
Company Registered Intellectual Property	Section 6.15(c)
Company Reports	Section 6.8(a)
Company Requisite Vote	Section 6.3(a)
Company Share	Section 11.13(d)
Company Stock-Based Award	Section 5.5(b)
Company Stock Plans	Section 5.5(b)
Company Stockholder	Section 11.13(e)
Company Stockholders Meeting	Section 8.4(a)
Confidentiality Agreement	Section 8.12
Continuing Directors	Section 1.3(c)
Contract	Section 11.13(f)
Copyrights	Section 6.15(a)
Covered Proposal	Section 10.5(b)

Term	Reference in Agreement
Current Offerings	Section 5.5(c)
D&O Insurance	Section 8.10(a)
Delaware Law	Section 11.13(f)
DGCL	Section 2.1
Dissenting Shares	Section 5.1(a)
Dissenting Stockholders	Section 5.1(a)
Effective Time	Section 2.3
Employee Benefit Plan	Section 6.14(a)
ERISA	Section 6.14(a)
ERISA Affiliate	Section 6.14(a)
Exchange Act	Section 1.1(a)
Exchange Act Documents	Section 6.13
Excluded Company Shares	Section 5.1(a)
Expiration Date	Section 1.1(b)
FDA	Section 6.4(a)
FDCA	Section 6.6(a)
Financial Advisor	Section 6.3(b)
GAAP	Section 6.8(b)
Governmental Entity	Section 6.4(a)
Hazardous Material	Section 6.24(a)
Hazardous Materials Activities	Section 6.24(b)
Hereof	Section 11.9(a)
Herein	Section 11.9(a)
Herewith	Section 11.9(a)
HSR Act	Section 6.4(a)
Including	Section 11.9(a)
Indemnified Party	Section 8.10(b)
Injunction	Section 9.1(c)
Insurance Policies	Section 6.18
Intellectual Property	Section 6.15(a)
IRS	Section 6.14(b)
Knowledge	Section 11.13(h)
Law	Section 6.4(b)
Licenses	Section 6.5(b)
Licensed-In Agreement	Section 6.15(e)
Licensed-In Intellectual Property	Section 6.15(e)
Lien	Section 11.13(i)
Maximum Annual Premium	Section 8.10(b)
Merger	Recitals
Merger Consideration	Section 5.1(a)
Minimum Condition	Section 1.1(a)
New Plans	Section 8.9(a)
Offer	Recitals

2

Term	Reference in Agreement
Offer Documents	Section 1.1(a)
Offer Price	Recitals
Owned Intellectual Property	Section 6.15(a)
Parent	Preamble
Parent Companies	Section 5.1(a)
Patents	Section 6.15(a)
Paying Agent	Section 5.2(b)
Person	Section 11.13(j)
Products	Section 6.6(a)
Proxy Materials	Section 6.13
Purchaser	Preamble
Qualifying Acquisition Proposal	Section 8.2(a)
Recommendation	Section 6.3(b)
Relevant Jurisdiction	Annex I
Representative	Section 8.2(a)
Restated Bylaws	Section 6.1(a)
Restated Charter	Section 6.1(a)
Revised Terms	Section 8.2(c)
Schedule 14D-9	Section 1.2(a)
SEC	Section 1.1(a)
Significant Contract	Section 6.12(a)
Subsidiary	Section 11.13(k)
Superior Proposal	Section 8.2(a)
Surviving Corporation	Section 2.1
Tail Period	Section 10.5(b)
Takeover Statute	Section 6.19
Tax, Taxes	Section 11.13(l)
Tax Return	Section 11.13(m)
Tender Agreements	Recitals
Tender Offer Conditions	Section 1.1(a)
Termination Date	Section 10.2
Termination Fee	Section 10.5(b)
Top-Up Exercise Event	Section 1.4(b)
Top-Up Option	Section 1.4(a)
Top-Up Option Shares	Section 1.4(a)
Trade Secrets	Section 6.15(a)
Trademarks	Section 6.15(a)
WARN Act	Section 8.9(d)

3

i

6.17	Real Property; Leasehold	29
6.18	Insurance	30
6.19	Takeover Statutes; Charter Provisions	30
6.20	Brokers, Other Advisors	30
6.21	Labor and Employment Matters	31
6.22	Certain Business Practices	32
6.23	Affiliate Transactions	32
6.24	Environmental	32

ARTICLE VII	Representations and Warranties of Parent and Purchaser	33

7.1	Organization, Good Standing and Qualification	33
7.2	Authority Relative to this Agreement	33
7.3	Consents and Approvals; No Violations	34
7.4	Purchaser	34
7.5	Disclosure Documents	34
7.6	Availability of Funds	34
7.7	Brokers	34
7.8	Access	34

ARTICLE VIII	Covenants of the Parties	35

8.1	Operations of the Company’s Business	35
8.2	Acquisition Proposals	37
8.3	Board Recommendation	39
8.4	Stockholder Meeting; Proxy Material	40
8.5	Commercially Reasonable Efforts; Cooperation	41
8.6	Access	42
8.7	Consents	42
8.8	Public Announcements	42
8.9	Employee Benefits	42
8.10	Indemnification; Directors’ and Officers’ Insurance	43
8.11	Takeover Statutes	44
8.12	Confidentiality	44

ARTICLE IX	Conditions to Merger	45

9.1	Conditions to the Obligations of the Company, Parent and Purchaser to Effect the Merger	45

ARTICLE X	Termination	45

10.1	Termination by Mutual Consent	45
10.2	Termination by Either Parent or the Company	45
10.3	Termination by the Company	46
10.4	Termination by Parent	46
10.5	Effect of Termination and Abandonment; Termination Fee	46

ii

ARTICLE XI	Miscellaneous and General	48

11.1	Non-Survival of Representations and Warranties and Agreements	48
11.2	Modification or Amendment	48
11.3	Counterparts; Signatures	48
11.4	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL	48
11.5	Notices	49
11.6	Entire Agreement	50
11.7	No Third Party Beneficiaries	50
11.8	Severability	50
11.9	Interpretation; Absence of Presumption	50
11.10	Expenses	51
11.11	Assignment	51
11.12	Attorneys’ Fees	51
11.13	Certain Definitions	51

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 19, 2006, by and among Actelion US Holding Company, a Delaware corporation (“Parent”), Curl Acquisition Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and CoTherix, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the respective Boards of Directors of Parent, Purchaser and the Company have approved this Agreement, and deem it advisable and in the best interests of their respective stockholders to consummate the merger of Purchaser with and into the Company on the terms and conditions set forth in this Agreement (the “Merger”) whereby each issued and outstanding share of common stock, $0.001 par value, of the Company (the “Company Common Stock”), other than any Company Common Stock owned by Parent, Purchaser or the Company (or any of their respective direct or indirect wholly owned subsidiaries) and the Dissenting Shares, shall be converted into the right to receive the Merger Consideration as set forth in this Agreement;

WHEREAS, Parent, as the sole stockholder in Purchaser, has approved the Merger and the transactions contemplated hereby;

WHEREAS, in furtherance of the acquisition of the Company by Parent, it is proposed that Purchaser commence a tender offer (the “Offer”) to acquire all the outstanding Company Common Stock at a price of Thirteen Dollars and Fifty Cents ($13.50), in cash (such amount, or any different amount per share of Company Common Stock that may be paid pursuant to the Offer in accordance with the terms hereof, being hereinafter referred to as the “Offer Price”), on the terms and subject to the conditions set forth herein;

WHEREAS, Parent, Purchaser and the Company, desire to make those representations, warranties, covenants and agreements specified herein in connection with this Agreement.

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, the stockholders of the Company set forth on Schedule I hereto have entered into Tender and Voting Agreements (collectively, the “Tender Agreements”) in the form attached hereto as Exhibit A.

NOW, THEREFORE, in consideration of and reliance upon the premises and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Purchaser and the Company agree as follows:

ARTICLE I

The Offer

1.1 The Offer.

(a) Tender Offer. Provided that this Agreement shall not have been terminated in accordance with ARTICLE X, Parent shall cause Purchaser to (i) commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”)) as promptly as practicable (and, in any event, no later than December 8, 2006) after the date of this Agreement, an offer to purchase all outstanding Company Shares at the Offer Price, (ii) within the same time period specified in subclause (i) and after affording the Company a reasonable opportunity to review and comment thereon, file a Tender Offer Statement on Schedule TO and all other necessary documents with the Securities and Exchange Commission (the “SEC”), make all deliveries, mailings and telephonic notices required by Rule 14d-3 under the Exchange Act, and publish, send or give the disclosure required by Rule 14d-6 under the Exchange Act by complying with the dissemination requirements of Rule 14d-4 under the Exchange Act, in each case in connection with the Offer (collectively, together with any amendments or supplements thereto, the “Offer Documents”) and (iii) use reasonable efforts to consummate the Offer, subject to the terms and conditions thereof. Provided that this Agreement shall not have been terminated in accordance with ARTICLE X, the obligation of Purchaser to accept for payment or pay for any Shares tendered pursuant to the Offer will be subject only to the satisfaction of the conditions set forth in Annex I hereto (the “Tender Offer Conditions”). As used in this Agreement (including the Tender Offer Conditions), the term “Minimum Condition” means the condition that the Company Shares validly tendered in accordance with the terms of the Offer and not withdrawn, together with any Company Shares then owned by Parent and/or Purchaser, constitute a majority of the Adjusted Outstanding Shares. “Adjusted Outstanding Shares” means (i) the number of Company Shares outstanding immediately prior to the acceptance of Company Shares for payment pursuant to the Offer, without giving effect to any Company Shares owned by the Company, plus, at the election of Parent, (ii) an additional number of Company Shares determined by Parent in its sole discretion up to but not exceeding the aggregate number of Company Shares issuable upon the exercise of (x) all Company Options, (y) rights to acquire Company Shares under the Company ESPP based upon amounts accumulated under the Company ESPP and not withdrawn by participants thereof and (z) other rights to acquire Company Shares that are outstanding immediately prior to the acceptance of Company Shares for payment pursuant to the Offer.

(b) Conditions of Tender Offer. Without the prior written consent of the Company, Purchaser shall not decrease the Offer Price or change the form of consideration payable in the Offer, decrease the number of Shares sought to be purchased in the Offer, waive the Minimum Condition, impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares. The Offer shall remain open until the date that is twenty (20) business days (as such term is defined in Rule 14d-1(g)(3) under the Exchange Act) after the commencement of the Offer (the “Expiration Date”), unless Purchaser shall have extended the period of time for which the Offer is open pursuant to, and in accordance with, the terms of this Agreement or as may be required by applicable law, in which event the term “Expiration Date” means the latest time and date as the Offer, as so extended, may expire. Subject to the terms of the Offer and this Agreement and the satisfaction of all the Tender Offer Conditions as of any Expiration Date, Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after such Expiration Date. Unless this Agreement has been terminated pursuant to ARTICLE X, Purchaser shall extend the Offer for successive extension periods not in excess of ten (10) Business Days per extension if, at any Expiration Date or any extension thereof, any of the conditions to the Offer shall not have been satisfied or waived, until such time as such conditions are satisfied or waived, and Purchaser may extend the Offer if and to the extent required by the applicable rules and regulations of the SEC; provided, however, Purchaser shall not be required to extend the Offer to end on a date after the Termination Date. Purchaser may, but shall not be required to, provide a subsequent offering period after the Expiration Date, in accordance with Rule 14d-11 under the Exchange Act.

(c) Offer Documents. Parent agrees that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Purchaser with respect to information supplied by the Company or any of its officers, directors, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Offer Documents. The Company hereby agrees that the information provided by it or any of its officers, directors, representatives agents or employees in writing specifically for inclusion or incorporation by reference in the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Parent and Purchaser shall take all steps necessary to cause the Offer Documents, as amended to reflect such corrected information, to be filed with the SEC and disseminated to the Company Stockholders, in each case as and to the extent required by applicable federal securities laws. Parent and Purchaser shall provide the Company and its counsel reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser shall provide in writing to the Company and its counsel any written comments Parent and Purchaser or their counsel may receive in writing from the SEC or its staff with respect to the Offer Documents promptly upon receipt thereof, and Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to comment on any written response to any such written comments of the SEC or its staff.

1.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable (and, in any event, no more than ten (10) Business Days) after the date of this Agreement, file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”), and as promptly as practicable thereafter cause the Schedule 14D-9 to be mailed to the Company Stockholders. To the extent reasonably practicable, the Schedule 14D-9 shall be filed with the SEC concurrently with the filing by Parent and Purchaser of the Schedule TO and shall be mailed to the Company Stockholders with the Offer Documents (and if so, the expense thereof shall be borne by Parent in connection with its dissemination of the Offer Documents). Subject to the provisions of Section 8.3, the Schedule 14D-9 shall include a description of the determinations, approvals and recommendations of the Company Board set forth in Section 6.3(b), and shall include such determinations, approvals and recommendations. Each of Parent and Purchaser shall promptly furnish to the Company in writing upon request all information concerning Parent and Purchaser that may be required by applicable securities laws or reasonably requested by the Company for inclusion in the Schedule 14D-9. The Company shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and all other requirements of Law. The Company further agrees that the Schedule 14D-9 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by Parent or Purchaser or any of their officers, directors, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9. Parent and Purchaser hereby agree that the information provided by them specifically in writing for inclusion or incorporation by reference in the Schedule 14D-9 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9, as amended to reflect such corrected information, to be filed with the SEC and disseminated to the Company Stockholders, in each case as and to the extent required by applicable federal securities laws. The Company shall provide Parent, Purchaser and their counsel reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC. The Company shall provide in writing to Parent, Purchaser and their counsel any written comments the Company or its counsel may receive in writing from the SEC or its staff with respect to the Schedule 14D-9 promptly upon receipt thereof, and the Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to comment on any written response to any such written comments of the SEC or its staff.

(b) Company Information. In connection with the Offer, the Company shall, or shall cause its transfer agent to, promptly following a request by Parent, furnish Parent at Parent’s sole cost and expense with such information as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial holders of Company Shares, including a list, as of the most recent practicable date, of the Company Stockholders, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Shares, and lists of security positions of Company Shares held in stock depositories (including updated lists of stockholders, mailing labels, listings or files of securities positions). Subject to any and all requirements of Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Purchaser shall (and shall cause their respective officers, directors, agents, representatives, employees, attorneys, accountants and other advisors to):

(i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions on the terms and subject to the conditions set forth in the Confidentiality Agreement;

(ii) use such information only in connection with the Offer and the Merger; and

(iii) if (A) this Agreement shall be terminated pursuant to ARTICLE X and/or (B) Parent and Purchaser shall withdraw the Offer, upon the Company’s request, deliver (and shall use their respective reasonable efforts to cause their agents to deliver) to the Company any and all copies and any extracts or summaries from such information then in their possession or control.

1.3 Directors.

(a) Subject to compliance with applicable law, promptly upon (i) the payment by Purchaser pursuant to the Offer for Company Shares representing at least such number of Shares as shall satisfy the Minimum Condition, and (ii) the written request of Parent, and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or any of its Affiliates bears to the total number of Shares then outstanding, and the Company shall, upon request of Parent, promptly take all actions necessary to cause Parent’s designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors; provided, however, that prior to the Effective Time, the Company Board shall always have at least two Continuing Directors.

(b) The Company’s obligations to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under this Section 1.3 and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under such Section and Rule in order to fulfill its obligations under this Section 1.3. Parent will supply to the Company any information with respect to itself, Purchaser, their respective officers, directors and affiliates and proposed designees to the Company Board required by such Section and Rule, and the Company shall include such information in the Schedule 14D-9.

(c) Following the election or appointment of Parent’s designees to the Company Board pursuant to this Section 1.3 (the “Appointment Time”) and prior to the Effective Time, any Adverse Matter shall require, in addition to any other affirmative votes required under the DGCL, the affirmative vote of not less than a majority of the entire Company Board, which majority shall include the concurrence of a majority of the Continuing Directors; provided, however, that if the foregoing provisions of this Section 1.3(c) are invalid or incapable of being enforced under applicable law, then neither Parent nor Purchaser shall approve (either in its capacity as a stockholder or as a party to this Agreement, as applicable), and Parent and Purchaser shall use their reasonable efforts to prevent the occurrence of such action unless such actions shall have received the unanimous approval of the entire Company Board. For purposes of this Section 1.3(c), an “Adverse Matter” means any amendment or termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser hereunder, or any waiver of any condition to the Company’s obligations or rights hereunder, if such amendment, termination, extension or waiver would be reasonably likely to have an adverse effect on the stockholders of the Company other than Purchaser or its affiliates. For purposes of this Section 1.3, the term “Continuing Directors” means any directors of the Company then serving, if any, who are directors as of the date hereof. Notwithstanding the provisions of this Section 1.3, the parties hereto shall use their respective reasonable best efforts to ensure that at least two of the members of the Company Board shall, at all times prior to the Effective Time, be Continuing Directors, provided that, if there shall be in office fewer than two Continuing Directors for any reason, the parties shall use their reasonable best efforts to cause the Company Board to cause the person designated by the remaining Continuing Director to fill such vacancy, which person shall be deemed to be a Continuing Director for all purposes of this Agreement. If no Continuing Directors then remain, the other directors of the Company then in office shall designate two persons to fill such vacancies who will not be directors, officers, employees or affiliates of Parent or Purchaser, and such persons shall be deemed to be Continuing Directors for all purposes of this Agreement. The Company Board shall not delegate any Adverse Matter to any committee of the Company Board unless such committee consists only of Continuing Directors.

1.4 Top-Up Option.

(a) The Company hereby irrevocably grants to Purchaser an irrevocable option (the “Top-Up Option”), exercisable only on or after Purchaser’s acceptance of Shares pursuant to the Offer (the date and time of such acceptance, the “Acceptance Time”), to purchase that number of Company Shares (the “Top-Up Option Shares”) equal to the lowest number of Company Shares that, when added to the number of Company Shares owned by Purchaser at the time of such exercise, shall constitute one share more than 90% of the Company Shares then outstanding (assuming the issuance of the Top-Up Option Shares) at a price per share equal to the Offer Price.

(b) Purchaser may exercise the Top-Up Option, in whole but not in part, at any one time after the occurrence of a Top-Up Exercise Event and prior to the Effective Time. For purposes of this Agreement, a “Top-Up Exercise Event” shall occur only upon Purchaser’s acceptance of Company Shares for payment pursuant to the Offer and/or other acquisition of Company Shares constituting at least 85% of the Company Shares then outstanding.

ARTICLE II

The Merger; Closing; Effective Time

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in ARTICLE II of this Agreement. The Merger shall have the effects specified in the Delaware General Corporation Law, as amended (the “DGCL”).

2.2 Closing. Unless otherwise mutually agreed in writing between Parent and the Company, the closing for the Merger (the “Closing”) shall take place at the offices of O’Melveny & Myers LLP, 275 Battery Street, San Francisco, California 94111-3305, as promptly as practicable, and in any case within five (5) Business Days, following the day on which the last to be satisfied or waived of the conditions set forth in ARTICLE IX (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement. The date on which the Closing occurs is herein referred to as the “Closing Date.”

2.3 Effective Time. As soon as practicable following the Closing, Parent and the Company will cause a Certificate of Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Delaware Certificate of Merger (the “Effective Time”).

ARTICLE III

Certificate of Incorporation and Bylaws

of the Surviving Corporation

3.1 Certificate of Incorporation. The certificate of incorporation of Purchaser in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until thereafter amended as provided therein or by applicable Law.

3.2 Bylaws. The Bylaws of Purchaser in effect at the Effective Time shall be the Bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or in accordance with the Charter and applicable Law.

ARTICLE IV

Officers and Directors

of the Surviving Corporation

4.1 Directors. Unless otherwise determined by Parent prior to the Effective Time, the directors of Purchaser at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

4.2 Officers. Unless otherwise determined by Parent prior to the Effective Time, the officers of Purchaser at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE V

Effect of the Merger on Capital Stock;

Exchange of Certificates

5.1 Effect on Capital Stock. At the Effective Time, on the terms and subject to the conditions herein set forth, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a) Merger Consideration. Each Company Share issued and outstanding immediately prior to the Effective Time (other than Company Shares (i) owned by Parent or any direct or indirect Subsidiary of Parent (collectively, the “Parent Companies”), (ii) owned by the Company, or (iii) Company Shares (the “Dissenting Shares”) that are owned by stockholders (the “Dissenting Stockholders”) properly exercising appraisal rights pursuant to Section 262 of the DGCL (each, an “Excluded Company Share” and collectively, “Excluded Company Shares”)) shall be converted automatically into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”). At the Effective Time, all Company Shares shall no longer be outstanding and all Company Shares shall be cancelled and retired and shall cease to exist, and each certificate (a “Certificate”) formerly representing any such shares of Company Common Stock (other than Excluded Company Shares) shall thereafter represent only the right to the Merger Consideration and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 5.3.

(b) Cancellation of Shares. Each Company Share issued and outstanding immediately prior to the Effective Time and owned by any of the Parent Companies, the Company (in each case, other than such Company Shares that are held on behalf of third parties) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

(c) Purchaser. At the Effective Time, each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

5.2 Exchange of Certificates for Shares.

(a) Closing of the Company’s Transfer Books. At the Effective Time, (a) all Company Shares outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing Company Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all Company Shares outstanding immediately prior to the Effective Time. At or after the Effective Time, there shall be no transfers on the stock transfer books of the

Company of the Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or Parent for transfer, they shall be cancelled and exchanged for a check in the proper amount pursuant to this ARTICLE V.

(b) Paying Agent. From and after the Effective Time, Parent shall timely deposit, or shall cause to be timely deposited, with a paying agent appointed by Parent and approved in advance by the Company (such approval not to be unreasonably withheld, conditioned or delayed) (the “Paying Agent”), for the benefit of the holders of Company Shares, cash sufficient to pay the aggregate Merger Consideration in exchange for Company Shares for which the Certificates have been duly surrendered to the Paying Agent from time to time, pursuant to the provisions of this ARTICLE V.

(c) Payment Procedures. Promptly after the Effective Time (and in any event no later than two (2) Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Company Shares (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates to the Paying Agent and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon the surrender of a Certificate to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a check in the amount (after giving effect to any required Tax withholdings) of (x) the number of shares of Common Stock represented by such Certificate multiplied by (y) the Merger Consideration and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Company Share that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Company Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(d) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings) of the number of Company Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration upon due surrender of such lost, stolen or destroyed Certificate being surrendered. Any affidavit of loss presented pursuant to this ARTICLE V, to be deemed effective, must be in form and substance reasonably satisfactory to the Surviving Corporation.

5.3 Dissenters’ Rights. Any Person who otherwise would be deemed a Dissenting Stockholder shall not be entitled to receive the Merger Consideration with respect to the Company Shares owned by such Person unless and until such Person shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to dissent from the Merger under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Company Shares owned by such Dissenting Stockholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands and any other instruments served pursuant to applicable Law received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to participate in all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned), voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

5.4 Adjustments to Prevent Dilution. In the event that the Company changes the number of Company Shares, or securities convertible or exchangeable into or exercisable for Company Shares, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted to reflect such change.

5.5 Treatment of Options, Stock-Based Awards and ESPP.

(a) On the terms and subject to the conditions herein set forth, immediately prior to the Effective Time, each stock option to purchase Company Shares (each, a “Company Option”) then outstanding shall (i) if unvested, become fully vested and (ii) to the extent the exercise price thereof per Company Share is less than the Merger Consideration, be converted into the right to receive an amount in cash (without interest) equal to the product of (x) the total number of Company Shares subject to such Company Option multiplied by (y) the excess of the amount of the Merger Consideration over the exercise price per Company Share under such Company Option (with the aggregate amount of such payment rounded to the nearest cent), less applicable Taxes, if any, required to be withheld with respect to such payment. Each Company Option whose exercise price per Company Share is equal to or greater than the Merger Consideration shall be cancelled effective on the Effective Time without any consideration or obligation on account of such cancellation.

(b) Immediately prior to the Effective Time, each right of any kind, contingent or accrued, to receive Company Shares or benefits measured by the value of a number of Company Shares, and each award of any kind consisting of Company Shares, granted under the Company Stock Plans as set forth in Section 6.2(c)(i) of the Company Disclosure Letter or under any individual consultant, employee or director agreement pursuant to such Company Stock Plans, including any restricted stock, restricted stock units or rights, deferred stock units and dividend equivalents, other than Company Options and any rights to acquire Company Shares under the Company ESPP (each, a “Company Stock-Based Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall become fully vested and shall entitle the holder thereof to receive, as soon as practicable thereafter (but in any event within two (2) Business Days following the Effective Time), an amount in cash (without interest) on a per Company Share or equivalent basis equal to the Merger Consideration, subject to any deferred election in effect immediately prior to the Effective Time made by such holder under the Company’s deferred compensation plans, less applicable Taxes, if any, required to be withheld with respect to such payment. The Company shall take all actions necessary so that the Company Stock Plans shall terminate immediately prior to the earlier of the Effective Time and the date on which the Company Stock Plans terminate by their terms.

(c) Employee Stock Purchase Plan. Prior to the Effective Time, the Company shall take all actions necessary pursuant to the terms of the Company ESPP, and shall, if necessary, amend the company ESPP to (i) provide that no Participant (as that term is defined in the Company ESPP) may increase the rate of his or her contributions to the Company ESPP above the rate in effect on November 17, 2006, and that no Eligible Employee who had not elected on or before November 16, 2006 to make contributions to the Company ESPP with respect to the Offering Period, as defined in the Company ESPP, commencing on November 16, 2006 shall be permitted to make further contributions to the Company ESPP, (ii) shorten each then currently ongoing purchase and/or offering period under the Company ESPP that extends beyond the Effective Time (the “Current Offerings”) such that a new purchase date for each such Current Offering shall occur no later than one (1) Business Day prior to the Effective Time and Company Shares shall be purchased by the Company ESPP participants no later than one (1) Business Day prior to the Effective Time and (iii) prevent a new purchase or offering period from commencing after such new purchase date. The Company shall take all actions necessary so that the Company ESPP shall terminate immediately prior to the earlier of (A) the Effective Time and (B) the date upon which the Company ESPP terminates by its terms.

ARTICLE VI

Representations and Warranties of the Company

Except as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent and Purchaser on the date hereof (the “Company Disclosure Letter”) (it being understood that any matter disclosed pursuant to any section or subsection of the Company Disclosure Letter shall be deemed to be disclosed pursuant to any other section or subsection of this Agreement and the Company Disclosure Letter to the extent that it is reasonably apparent from the substance of the matter disclosed that such information is intended to apply to such other section or subsections), the Company hereby represents and warrants to Parent and Purchaser as follows:

6.1 Organization, Good Standing and Qualification; No Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its businesses as now being conducted and is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing (with respect to jurisdictions that recognize the concept of good standing) or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has heretofore delivered or made available to Parent accurate and complete copies of the Company’s Amended and Restated Certificate of Incorporation (the “Restated Charter”) and the Company’s

Amended and Restated Bylaws (the “Restated Bylaws”), and all such documents are in full force and effect. The Company has delivered or made available to Parent accurate and complete copies of the minutes of all meetings and any written consents of the Company Stockholders, the Company Board and each committee of the Company Board since January 1, 2002 (other than portions thereof dealing with the subject matter hereof).

(b) The Company does not have, and has never had, any Subsidiary.

6.2 Capitalization of the Company.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock, par value $0.001 per share, and 10,000,000 shares of Preferred Stock, par value $0.001 per share (“Company Preferred Stock”). As of the close of business on November 18, 2006, (i) 28,783,794 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued or outstanding and (iii) no shares of Company Common Stock or Company Preferred Stock were held by the Company as treasury shares. Since November 18, 2006, no shares of Company Common Stock or Company Preferred Stock have been issued by the Company, except Company Common Stock issued pursuant to the exercise of Company Options, Company Stock-Based Awards or Company ESPP.

(b) The Company has reserved (i) 7,409,369 shares of Company Common Stock subject to issuance pursuant to the Company Stock Plans, (ii) 0 shares of Company Common Stock subject to issuance pursuant to Company Stock-Based Awards and (iii) 508,090 shares of Company Common Stock subject to issuance pursuant to the Company ESPP. Except as reserved for future grants under Company Stock Plans, Company Stock-Based Awards and the ESPP as set forth in this Section 6.2(b), as of the date hereof, (A) there are no equity securities of any class of the Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which the Company is a party or by which the Company is bound obligating the Company to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating the Company to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. The Company does not have any outstanding stock appreciation rights, phantom stock, performance based rights or similar rights or obligations. Neither the Company nor any of its controlled Affiliates is a party to or is bound by any agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of the Company. For purposes of this Agreement, the term “Affiliate” when used with respect to any party means any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act. There are no registration rights, nor any rights agreements, “poison pill” anti-takeover plans or any other similar plans, agreements or understandings, to which the Company is a party or by which it or its property is bound with respect to any equity security of any class of the Company.

(c) Section 6.2(c) of the Company Disclosure Letter sets forth a complete and accurate list, as of the close of business on November 18, 2006, of: (i) all employee, director, consultant and other stock plans of the Company (“Company Stock Plans”), indicating for each Company Stock Plan, as of such date, the number of Company Shares issued under such plan, the number of Company Shares subject to outstanding options under such plan and the number of Company Shares reserved for future issuance under such plan; (ii) all outstanding Company Options and Company Stock-Based Awards, indicating with respect to each such Company Stock Option the name of the holder thereof, the Company Stock Plan under which it was granted, the number of Company Shares subject to such Company Option, the exercise price, the date of grant, and the vesting schedule, and (iii) all Company ESPPs, indicating for each Company ESPP, as of such date, the number of Company Shares issued under such plan, the aggregate employee contributions accumulated, as of November 18, 2006, with respect to the current offering period, the number of Company Shares subject to outstanding stock purchases under such plan and the number of Company Shares reserved for future issuance under such Company ESPP. The Company has made available to Parent complete and accurate copies of all Company Stock Plans, Company ESPPs and the forms of all stock option agreements evidencing Company Options and restricted stock purchase agreements.

(d) All outstanding Company Shares are, and all Company Shares subject to issuance as specified in Sections 1.4 and 6.2(b), upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Restated Charter or Restated Bylaws or any agreement to which the Company is a party or is otherwise bound, and in each case free and clear of any Lien. There are no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(e) There are no voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of any of the capital stock of the Company. Other than as set forth on Section 6.2(e) of the Company Disclosure Letter, the Company is not obligated under any registration rights or similar agreements to register any shares of capital stock of the Company on behalf of any Person.

(f) There are no obligations, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any Company Shares or other capital stock of the Company.

(g) The Company does not have control directly or indirectly or has any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity, other than securities in a publicly traded company held for investment by the Company and consisting of less than 1% of the outstanding capital stock of such company. Each such investment is listed on Section 6.2(g) of the Company Disclosure Letter.

6.3 Corporate Authority; Approval; Opinion of Financial Advisor.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations hereunder, subject only to adoption of this Agreement by the Company Stockholders by the Company Requisite Vote, and to consummate the Offer, the Merger and the other transactions contemplated hereby. The affirmative vote of a majority of the outstanding shares of Company Common Stock (such affirmative vote, the “Company Requisite Vote”), is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt, approve or authorize this Agreement and the consummation of the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject (with respect only to the Merger) only to the required receipt of the Company Requisite Vote. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms subject to (i) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting the rights of creditors generally and (ii) the effect of equitable principles of general application.

(b) As of the date hereof, the Company Board has by unanimous vote or consent of all directors (i) duly approved and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated hereby; (ii) determined that this Agreement, the Offer, the Merger and the transactions contemplated hereby are fair and in the best interests of the Company and its stockholders; (iii) resolved to recommend to its stockholders to tender all of their Company Shares pursuant to the Offer, vote in favor of the adoption of this Agreement, the Offer, the Merger and the other transactions contemplated hereby (such recommendations being the “Recommendation”); (iv) directed that this Agreement be submitted to its stockholders for their adoption; and (v) adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar law that might otherwise apply to the Merger and any other transactions contemplated by this Agreement.

(c) The Company Board has received the opinion of the Company’s financial advisor, CIBC World Markets Corp. (the “Financial Advisor”), to the effect that, as of the date of such opinion and subject to the matters set forth therein, the consideration to be received in the Offer and the Merger by holders of Common Shares (other than Parent, Purchaser and their respective affiliates) is fair, from a financial point of view, to such holders and, as of the date hereof, such opinion has not been withdrawn, revoked or modified.

6.4 Consents and Approvals; No Violations.

(a) No filing with or notice to, and no license, permit, authorization, registration, declaration, consent or approval of, any court or tribunal or administrative, governmental or regulatory body, agency, authority or other entity, whether local, state, federal, provincial or foreign (a “Governmental Entity”) or any stock market or stock exchange on which the Company Shares are listed for trading is required on the part of the Company for the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except (i) as set forth in Section 6.4 of the

Company Disclosure Letter; (ii) pursuant to the applicable requirements of the Securities Act and the Exchange Act; (iii) the filing of the Certificate of Merger pursuant to the DGCL; (iv) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (v) such filings or notices as may be required under any environmental, health or safety Law (including any rules and regulations of the United States Food and Drug Administration (the “FDA”)) in connection with the transactions contemplated hereby; (vi) compliance with any applicable requirements of Laws in other foreign jurisdictions governing antitrust or merger control matters; (vii) filings, consents or approvals that may be required because of the identity or characteristics of Parent; or (viii) where the failure to obtain such licenses, permits, authorizations, registrations, declarations, consents or approvals or to make such filings or give such notice would not reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the execution, delivery nor performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby (including the Offer and the Merger) will: (A) conflict with or result in any breach or violation of any provision of the Restated Certificate or the Restated Bylaws; (B) conflict with or result in any breach, violation of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien or any right of termination, amendment, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty under, any of the terms, conditions or provisions of any Contract, to which the Company is a party or by which it or any of its properties or assets may be bound; (C) otherwise change the rights or obligations of any party under any Contract; or (D) conflict with or violate any order, writ, injunction, judgment, arbitration award, agency requirement, decree, law, case law, statute, ordinance, rule or regulation, concession, franchise, permit, license or other governmental authorization or approval, whether local, state, federal, provincial or foreign, (each a “Law”) applicable to the Company or any of their respective properties or assets, except in the case of (B), (C) or (D) for conflicts, breaches, violations, defaults or changes which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

6.5 Compliance with Laws; Licenses.

(a) The Company has been and is, and the conduct of the business and operations of the Company has been and is, in compliance with, is not in violation of, and has not received any written notice alleging any violation with respect to, any applicable Laws including all applicable rules and regulations of the FDA and all other Governmental Entities, except for such events of non-compliance, violations or notice that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is not debarred under the Generic Drug Enforcement Act of 1992 or otherwise excluded from or restricted in any manner from participation in, any government program related to pharmaceutical products and, to its Knowledge, does not employ or use the services of any individual who is debarred or otherwise excluded or restricted. The Company has not, in violation of the Sarbanes-Oxley Act, directly or indirectly, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer of the Company. No investigation or review by any Governmental Entity with respect to the Company is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has all permits, licenses, registrations, franchises, variances, exemptions, orders issued or granted by a Governmental Entity and all other authorizations, consents and approvals issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, all of which are valid and in full force and effect, except those the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is in compliance with the terms of the Licenses, except those the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There is not pending or, to the Knowledge of the Company, threatened before any Governmental Entity (i) notice of actual or possible violation or failure to comply with any term or requirement of any License, (ii) any notice of actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any License, (iii) any order of forfeiture or complaint relating to any License or (iv) investigation against the Company relating to any License, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

6.6 Regulatory and Product Matters. Without diminishing the generality of Section 6.6, if applicable:

(a) Each of the Products is being, and at all times since January 1, 2003, as applicable, has been, developed, tested, manufactured, stored and distributed, as applicable, in substantial compliance in all respects with all applicable Laws including the requirements under the Federal Food, Drug and Cosmetic Act of 1938 (as amended, the “FDCA”), and any Laws relating to investigational use, pre-market clearance and applications or abbreviated applications to market a new biological and drug candidate, compound or product. “Products” means any compound or formulation that is being or has been, developed, tested, manufactured, stored and distributed by the Company containing iloprost and/or fasudil and any delivery device for any such compound or formulation.

(b) All preclinical studies and clinical trials conducted by the Company have been, and are being, conducted in substantial compliance with the requirements of Good Laboratory Practice and Good Clinical Practice and all requirements relating to protection of human subjects contained in Title 21, Parts 50, 54, and 56 of the United States Code of Federal Regulations.

(c) All manufacturing operations conducted by the Company have been and are being conducted in substantial compliance with the FDA’s Good Manufacturing Practice regulations for drug products and all applicable similar foreign requirements of Law.

(d) The Company has not and, to the Knowledge of the Company, no other Person has, recalled, suspended, or discontinued any of the Products as a result of any adverse action by the FDA or any other similar foreign Governmental Entity.

(e) The Company has not received, and to the Company’s Knowledge, no licensor or distribution partner of a Product has received, any notice from the FDA or any other Governmental Entity that it has commenced, or, to the Company’s Knowledge, threatened to initiate, any action to withdraw approval, place sales or marketing restrictions on or request the recall of any Product, or that it has commenced, or, to the Company’s Knowledge, threatened to initiate, any action to enjoin or place restrictions on the production of any Products.

(f) Neither the Company nor, to the Knowledge of the Company, any of its officers, key employees or agents has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under 21 U.S.C. Section 335a or any other similar Law or under 42 U.S.C. Section 1320a-7 or any other similar Law.

(g) The Company has not and, to the Knowledge of the Company as of the date hereof, no other Person has, suspended, put on hold or terminated any clinical trial of any Product prior to completion as a result of “adverse events” as defined in the Code of Federal Regulations.

(h) The Company has filed all required annual registration forms, all required listing forms, and all annual reports or other periodic reports including any related supplements and amendments with the FDA and all other Government Entities requiring the filing of such forms or reports relating to the Products including without limitation all reports required to be filed with the FDA and any such Government Entities with respect to adverse drug experiences, adverse events and the like relating to the Products. The Company has delivered or made available to Parent all such forms, licenses, reports, applications and other related documents, any New Drug Application (as defined and regulated under the FDCA Act) and all material correspondence received from and sent to the FDA or any other similar Governmental Entity.

(i) The Company is not subject to any pending or, to the Knowledge of the Company, threatened, investigation by the FDA, the Department of Health and Human Services Officer of Inspector General, the Department of Justice or any other similar Governmental Entity pursuant to any applicable Law including without limitation the “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 or the Federal Anti-Kickback Statute.

(j) To the Knowledge of the Company, each Product sold commercially conformed and complied in all material respects with its specifications and FDA approval, and the terms and requirements of any applicable warranty or other Contract at the time of such sale.

(k) The Company’s Ventavis product has been duly designated by the Department of Health and Human Services, Office of Orphan Drug Product (HF-35) as a “drug for a rare disease or condition” under the Orphan Drug Act, as amended, and such designation will continue until at least December 29, 2011.

(l) Schedule 6.6(l) of the Company Disclosure Letter sets forth all Product approvals issued or granted by the FDA to the Company.

6.7 No Default. The Company is not in breach, default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a breach, a default or violation) of any term, condition or provision of (i) the Restated Certificate or the Restated Bylaws, (ii) any Contract to which the Company is a party or by which it or any of its properties or assets may be bound, or (iii) any Law applicable to the Company or any of its properties or assets, except in the case of clause (ii) or (iii) of this sentence for violations, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

6.8 Company Reports; Financial Statements; Internal Controls and Procedures.

(a) The Company has made available to Parent each registration statement, report, proxy statement or information statement prepared by it or any of its Representatives since December 31, 2005, including (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and (ii) the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006 (the “Balance Sheet Date”), each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC. The Company has filed and furnished all forms, statements, reports and documents required to be filed or furnished by it with the SEC pursuant to applicable securities laws since January 1, 2005 (the forms, statements, reports and documents filed since January 1, 2005, or those filed subsequent to the date of this Agreement, and as amended, the “Company Reports”). The Company Reports (i) were or will be filed on a timely basis, (ii) at the time filed, complied, or will comply when filed, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company Reports, including without limitation the provision of all statements and certifications required by the Sarbanes-Oxley Act, and (iii) did not or will not at the time they were or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company Reports or necessary in order to make the statements in such Company Reports, in the light of the circumstances under which they were made, not misleading. There are no off-balance sheet structures or transactions with respect to the Company that would be required to be reported or set forth in the Company Reports. To the Company’s Knowledge, as of the date hereof, there are no outstanding comment letters or requests for information from the SEC with respect to any Company Report.

(b) Each of the balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) filed prior to the date of this Agreement fairly presents, and, if filed after the date of this Agreement, will fairly present, in each case, in all material respects, the financial position of the Company, as of its date, and each of the statements of operations, cash flows and of changes in stockholders’ equity included in or incorporated by reference into the Company Reports (including any related notes and schedules) and fairly presents, and, if filed after the date of this Agreement, will fairly present, in all material respects, the results of operations, retained earnings and changes in financial position, as the case may be, of the Company for the periods set forth therein (subject, in the case of unaudited financial statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with applicable accounting requirements and the published rules and regulations of the SEC and with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(c) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all material information concerning the Company is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company is in compliance with the applicable listing and other rules and regulations of the NASDAQ Global Market and has not received any notice from The Nasdaq National Market or the NASDAQ Global Market asserting any non-compliance with such rules and regulations.

(d) Other than as disclosed in the Company Reports, the Company has made available to Parent any and all audit reports, management letters or other written communication from its outside auditors concluding that the Company’s system of financial controls is or was subject to a material weakness or significant deficiency.

6.9 No Undisclosed Liabilities. There are no liabilities of the Company, whether accrued, absolute, fixed or contingent, other than those: (i) set forth or adequately provided for in the condensed balance sheet of the Company as of the Balance Sheet Date furnished on Form 10-Q to the SEC or disclosed in the Company Reports; (ii) not required to be set forth in the condensed balance sheet of the Company under GAAP consistently applied; (iii) incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice; (iv) incurred pursuant to this Agreement or in connection with the transactions contemplated hereby; or (v) which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

6.10 Absence of Certain Changes or Events. Since the Balance Sheet Date, the Company has conducted its respective businesses only in the ordinary course of business consistent with past practice and, since such date, there has not been (i) any change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect or (ii) any action or event that would have required the consent of the Parent under Section 8.1 had such action or event occurred after the date of this Agreement.

6.11 Litigation. There is no civil, criminal or administrative suit, claim, hearing, arbitration, inquiry, action, proceeding or investigation (each an “Action”) pending or, to the Knowledge of the Company, threatened against the Company or any of their respective properties or assets, or which would make the Company a party in such Action, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is not subject to any outstanding order, writ, injunction or decree, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

6.12 Significant Contracts.

(a) For purposes of this Agreement, “Significant Contract” means:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company;

(ii) any employment, service or consulting Contract with any current director, officer, employee, consultant or independent contractor of the Company, or any such contract with any former director, officer, employer, consultant or independent contractor of the Company under which the Company has not fully performed an obligation, contemplating payment in excess of $150,000 in any year other than those that are terminable by the Company on no more than thirty (30) days notice without liability or financial obligation to the Company;

(iii) any Contract containing any covenant (A) limiting in any respect the right of the Company to engage in any line of business or compete with any Person in any line of business or to compete with any party or the manner or locations in which it engages, (B) granting any exclusive rights to make, sell or distribute the Products or otherwise relating to the Licensed-In Intellectual Property or the Owned Intellectual Property, (C) such as a “most favored nation” clause restricting the pricing of Products or services of the Company, or (D) otherwise prohibiting or limiting the right of the Company to make, sell or distribute any Products or services or use, transfer, license, distribute or enforce any Intellectual Property rights of the Company;

(iv) any Contract relating to the disposition or acquisition by the Company after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which the Company has any material ownership interest in any other Person or other business enterprise (including, without limitation, joint venture, partnership or other similar agreements);

(v) any Contract to license any third party to manufacture, reproduce, develop or modify any portion of the Products, services or technology or any Contract to sell, resell or distribute any of the Products, services or technology;

(vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other contracts relating to the borrowing of money or extension of credit, other than accounts receivables and payables in the ordinary course of business;

(vii) any settlement Contract entered into within three (3) years prior to the date hereof, other than (A) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company in the ordinary course of business in connection with the routine cessation of such employee’s or independent contractor’s employment with the Company or (B) settlement Contracts for cash only (which has been paid) and does not exceed $150,000 as to such settlement;

(viii) any Contract not described in subsection (iii) above under which the Company has licensed Company Intellectual Property to a third party;

(ix) any Contract under which the Company has received a license to any Licensed-In Intellectual Property, excluding generally commercially available, off-the-shelf software programs;

(x) any Contract between the Company, including its contract research organizations or designees, and a clinical trial site or investigator (other than routine, non-material contracts of an administrative nature, which contracts are terminable by the Company without penalty or payment on ninety (90) (or fewer) days’ notice) related to pre-trial studies and clinical trials of the Products;

(xi) any Contract pursuant to which (A) the Company has paid out to a third party sums in excess of $150,000 over the past twelve (12) months or (B) the Company estimates that it will make payments to a third party in excess of $150,000 over the next twelve (12) months and, in the case of both (A) and (B) above, is not terminable by the Company (without penalty or payment) on ninety (90) (or fewer) days’ notice;

(xii) any Contract under which the aggregate fixed future payments due from the Company exceed $400,000 and which is not terminable by the Company (without penalty or payment) on ninety (90) (or fewer) days’ notice;

(xiii) any independent contractor, service or consulting Contract with its PAH Medical Advisory Board, Fasudil Medical Advisory Board, Nurse Advisory Board or Speaker Bureau or with business consultants;

(xiv) any Contract relating to currency hedging or similar transactions;

(xv) any Contract containing “standstill” or similar provisions applicable to the Company;

(xvi) any Contract requiring that the Company give any notice or provide any information to any third party prior to considering or accepting any Acquisition Proposal or similar proposal, or prior to entering into any discussions, agreement, arrangement or understanding relating to the transactions contemplated by this Agreement;

(xvii) any other Contract (other than benefits generally available pursuant to the terms of a Benefit Plan disclosed in the Company Disclosure Letter) pursuant to which any material benefit would become payable to or otherwise accrue to any Company Stockholder, officer, director, employee, independent contractor, supplier or customer as a result of or in connection with this Agreement, the Offer, the Merger or any other transactions contemplated by this Agreement; or

(xviii) any other Contract, if a breach or termination of such Contract could reasonably be expected to have or result in a Company Material Adverse Effect.

(b) Section 6.12(b) of the Company Disclosure Letter sets forth an accurate and complete list (arranged in clauses corresponding to clauses set forth in Section 6.12(a)) of each Significant Contract. A correct and complete copy of each Significant Contract has been made available to Parent (including all amendments, modifications, extensions, renewals, guarantees or other Contracts with respect thereto).

(c) All Significant Contracts are valid and binding and in full force and effect except to the extent they have previously expired in accordance with their terms or for such failures to be valid and binding or in full force and effect that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. The Company has not violated, and, to the Knowledge of the Company, no other party to any of the Contracts has violated, any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would (i) constitute a material default under the provisions of any Significant Contract, (ii) give any third party the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Significant Contract, (iii) give any third party the right to accelerate the maturity or performance of any Significant Contract, or (iv) give any third party the right to cancel, terminate or modify any Significant Contract, and, to the Knowledge of the Company, there is no reasonable basis for any such claim, except in each case for those violations and defaults which, individually or in the aggregate, have not had, and are not reasonably likely to have a Company Material Adverse Effect. The Company is in compliance with all contractual obligations regarding the confidentiality or security of data or information of third parties.

6.13 Disclosure Document. The information to be supplied by or on behalf of the Company for inclusion in the proxy or information statement to be sent to the holders of Company Common Stock (the “Proxy Materials”) in connection with Company Stockholders Meeting, the Schedule 14D-9 and the Offer Documents (each, an “Exchange Act Document”) shall not, on the date the Exchange Act Document is first mailed to the Company Stockholders, at the time of the Company Stockholders Meeting, at the Effective Time or on the Expiration Date, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Exchange Act Document not false or misleading in light of the circumstances under which they were or shall be made; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting or the Offer, as applicable, which has become false or misleading. If at any time prior to the Company Stockholders Meeting any fact or event relating to the Company or any of its Affiliates which should be set forth in a supplement to an Exchange Act Document should be discovered by the Company or should occur, the Company shall, promptly after becoming aware thereof, inform the Parent of such fact or event. No representation is made by the Company with respect to statements made in the Proxy Materials based on information supplied by Parent or Purchaser specifically for inclusion therein.

6.14 Employee Benefit Plans.

(a) Section 6.14(a) of the Company Disclosure Letter sets forth a complete and accurate list of all Employee Benefit Plans maintained for the benefit of, or relating to, any current or former officer, employee, independent contractor, consultant or director of the Company or an ERISA Affiliate, or contributed to, or with respect to which there is any obligation to contribute, or any liability, by the Company or any of their ERISA Affiliates (together, the “Benefit Plans”). For purposes of this Agreement, the following terms shall have the following meanings: (i) “Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement (whether or not subject to ERISA) providing direct or indirect compensation or benefits, including insurance coverage, vacation, loans, fringe benefits, severance benefits, disability benefits, retention or change in control benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation or benefits and all unexpired severance agreements; (ii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended; and (iii) “ERISA Affiliate” means any entity which is a member of (A) a controlled group of corporations (as defined in Section 414(b) of the Code), (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), (C) an affiliated service group (as defined under Section 414(m) of the Code) or (D) any group specified in regulations under Section 414(o) of the Code, any of which includes or included the Company.

(b) With respect to each Benefit Plan, the Company has made available to Parent a complete and accurate copy of (i) such Benefit Plan, (ii) the most recent annual report (Form 5500), including any schedules and attachments thereto, filed with the Department of Labor or the Internal Revenue Service (the “IRS”), (iii) each trust, custodial and other service agreement, group annuity contract and summary plan description, if any, relating to such Benefit Plan, (iv) the most recent IRS determination, opinion or advisory letter, and (v) any governmental advisory opinions, rulings, compliance statements closing agreements or similar materials.

(c) Each Benefit Plan is in compliance in all material respects with ERISA, the Code and all other applicable Laws (whether as a matter of substantive law or as necessary to obtain any intended favorable tax treatment) and is being, and has at all times been, administered in all material respects in accordance with its terms, ERISA, the Code and all other applicable Laws.

(d) With respect to the Benefit Plans, there are no benefit obligations for which any required contributions, premiums or expenses have not been timely made and all obligations have been properly accrued to the extent required by GAAP. The assets of each Benefit Plan which is funded are reported at their fair market value on the books and records of such Benefit Plan, and the current value of the assets of each such Benefit Plan equals or exceeds the current value of all benefit liabilities under such Benefit Plan payable by the Company.

(e) All of the Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the IRS to the effect that such Benefit Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked and revocation has not been threatened, and no such Benefit Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would adversely affect its qualification or materially increase its cost. Neither the Company nor any other Person has engaged in a transaction with respect to any Benefit Plan that could subject the Company to material liability under Title I of ERISA or any penalty, excise tax or joint and several liability provisions of the Code or applicable Law.

(f) Neither the Company nor any of its ERISA Affiliates has (i) ever maintained an Employee Benefit Plan which was ever subject to Section 412 of the Code or

Section 302 or Title IV of ERISA, (ii) ever maintained an Employee Benefit Plan which is a plan described in Section 413(c) of the Code or Section 4063 or 4064 of ERISA or (iii) ever been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(g) As of the date hereof, there is no pending or, to the Knowledge of the Company, threatened claim (other than routine claims for benefits), litigation, or audit or any investigation by any Governmental Entity relating to any of the Benefit Plans, nor to the Company’s Knowledge is there any basis for any such claim, litigation, audit or investigation. The Company has no obligations for retiree or post-termination health, life or other welfare benefits under any Benefit Plan or collective bargaining agreement, except for continuation of medical benefits to the extent required by applicable Law. The Company may amend or terminate each Benefit Plan at any time without incurring any liability thereunder other than in respect of claims incurred or benefits accrued prior to such amendment or termination, subject only to such constraints as may be imposed by applicable Law.

(h) There has been no amendment to, announcement by the Company relating to, or change in employee participation or coverage under, any Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year, other than as may be required by applicable Law. The Company has not announced its intention, or undertaken (whether or not legally bound) to modify or terminate any Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of a Benefit Plan. The Company is not a party to any oral or written (i) agreement with any current or former stockholder, director, independent contractor, officer or employee of the Company (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of the nature of any of the transactions contemplated by this Agreement (either alone or in combination with another event), (B) providing any term of employment or compensation guarantee, or (C) providing severance benefits or other benefits after the termination of employment or service of such director, independent contractor, officer or employee; or (ii) agreement or plan binding the Company, including any Benefit Plan or other stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, compensation, bonus or severance benefit plan, (x) any of the benefits of which (including any amount of compensation) shall be increased, or the vesting, payment or funding of the benefits of which shall be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement or (y) which limits or restricts the right of the Company to merge, amend or terminate any such agreement or plan.

(i) Each Company Option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Stock Plan pursuant to which it was issued, (ii) has an exercise price per Company Share equal to or greater than the fair market value of a Company Share on the date of such grant, (iii) has a grant date identical to the date on which the Company completed the corporate action constituting an offer of the Company Stock subject to such Company Option to the grantee of such Company Option upon the terms set forth in such Company Option and (iv) qualifies for the tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the financial statements included in the Company Reports, respectively. Each Company Option that by its terms is intended to be an “incentive stock option” meets the requirements for qualification set forth in Code Section 422 and the regulations thereunder.

(j) No Company Option provides for a deferral of compensation, within the meaning of Section 409A of the Code or Proposed Treasury Regulation Section 1.409A-1(b)(5). Each plan, program, arrangement or agreement which constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code is identified in Section 6.14(j) of the Company Disclosure Letter. Since December 31, 2004, each plan, program, arrangement or agreement identified or required to be identified on Section 6.14(j)of the Company Disclosure Letter has been operated and maintained in accordance with the requirements of IRS Notice 2005-1 and a good faith reasonable interpretation of Section 409A of the Code and its purpose with respect to the amounts deferred (within the meaning of Section 409A of the Code) after December 31, 2004.

6.15 Intellectual Property.

(a) “Intellectual Property” means, collectively, all United States and foreign (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same (collectively, the “Trademarks”); (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisionals, continuations and continuations-in-part applications, and including extensions, reexaminations and reissues (collectively, the “Patents”); (iii) trade secrets and confidential information and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, the “Trade Secrets”); (iv) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (collectively, the “Copyrights”); and (v) moral rights, publicity rights and any other intellectual or industrial property rights of any kind or nature that do not comprise Trademarks, Patents, Copyrights or Trade Secrets. “Owned Intellectual Property” means all Intellectual Property owned by the Company.

(b) The Company owns, licenses, sublicenses or otherwise possesses legally enforceable rights to use, in each case free and clear of any and all encumbrances, covenants and restrictions or other claims or interests of any kind or nature (except in the case of licenses, the interests of the licensing party and the terms of such license), all Intellectual Property necessary to conduct the business of the Company as currently conducted (in each case excluding generally commercially available, off-the-shelf software programs), other than those rights the absence of which, individually or in the aggregate, has not had, and is not reasonably likely to have, a Company Material Adverse Effect.

(c) Section 6.15(c) of the Company Disclosure Letter sets forth (i) a list of all U.S. and foreign Patents owned by the Company; (ii) a list of all U.S. and foreign registered and material unregistered Trademarks (other than Internet domain names) owned by the Company; (iii) a list of all Internet domain names owned by the Company; (iv) a list of all registered

Copyrights owned (in whole or in part) by the Company; and (v) any other material Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity that is owned Intellectual Property (collectively, the “Company Registered Intellectual Property”), which identify in each case for (i) through (v) above, the name of the owner of such Intellectual Property, and as applicable, the registration number and issue or registration date or application number and filing date and the relevant filing jurisdiction.

(d) Each item of Company Registered Intellectual Property was validly issued, is subsisting and has not expired or been cancelled or abandoned, and all documents, recordations, certificates and fees (including filing, examination and maintenance fees) in connection with such Company Registered Intellectual Property required to be filed or paid on or before the Closing have been filed or paid with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s ownership interests therein. As of the date hereof, the Company has not received any written notice or claim (or to the Knowledge of the Company, oral notice or claim), challenging the Company’s complete and exclusive ownership of the Company Registered Intellectual Property, or the Company’s entitlement to use the Licensed-In Intellectual Property or suggesting that any other Person has any claim of legal or beneficial ownership with respect to the Company Registered Intellectual Property or (other than the licensor’s interest) with respect to the Licensed-In Intellectual Property and, to the Knowledge of the Company, there is no valid basis for any such claim. As of the date hereof, to the Knowledge of the Company, no third party is infringing, violating or misappropriating any of the Company Registered Intellectual Property rights of the Company. There is no claim asserted, threatened or planned to be asserted by the Company that, since September 30, 2006, (A) any third party has infringed, misappropriated or otherwise violated any Intellectual Property rights of the Company; or (B) a third party’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms any Intellectual Property rights of the Company.

(e) The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not result in the breach, termination or modification of the terms of, or create on behalf of any third party the right to terminate or modify, (i) any license, sublicense or other Contract relating to any Intellectual Property owned or purported to be owned by the Company that is material to the business of the Company, taken as a whole, or (ii) any license, sublicense and other Contract as to which the Company is a party and pursuant to which the Company is authorized to use any third party Intellectual Property that is material to the business of the Company, taken as a whole, excluding generally commercially available, off-the-shelf software programs (the “Licensed-In Intellectual Property” and such license, sublicense or other Contract, a “Licensed-In Agreement”). Section 6.15(e) of the Company Disclosure Letter sets forth a complete and accurate list of all Licensed-In Agreements, the Licensed-In Intellectual Property and identifies the Product or service, if any, in which each item of Licensed-In Intellectual Property is used, excluding generally available, off-the-shelf software programs.

(f) The Company has taken reasonable measures to protect the proprietary nature of the Owned Intellectual Property. Without limiting the generality of the foregoing, the

Company enforces a policy of requiring each director, officer, employee, consultant and independent contractor to execute proprietary information, confidentiality and assignment agreements substantially in the Company’s standard forms that assign to the Company all rights to any Intellectual Property relating to the Company’s business that is developed by the employees, consultants or contractors, as applicable, and, except under nondisclosure or confidentiality agreements, or in connection with the release or distribution of Products, to the Knowledge of the Company there has been no disclosure by the Company of its confidential information or trade secrets.

(g) To the Knowledge of the Company, (i) the Company has not infringed, violated, diluted, used without authorization or misappropriated, and neither the Company nor the Products nor the conduct of the business of the Company as currently conducted infringes, violates, dilutes, uses without authorization or constitutes a misappropriation of, any Intellectual Property or personal information of any third party. The Company has not received any written claim or notice alleging any such infringement, violation, dilution, use or misappropriation.

(h) To the Knowledge of the Company, the Owned Intellectual Property (including any related to the Products) were, in their entirety: (i) developed by employees of the Company within the scope of their employment; (ii) developed by independent contractors who have assigned their Intellectual Property rights to the Company pursuant to written agreements; or (iii) otherwise acquired by the Company from a third party who assigned all Intellectual Property rights in such Intellectual Property to the Company. To the knowledge of the Company, no Intellectual Property included in the Products were developed using any facilities or resources of institutes of higher learning or under any Contracts with any Governmental Entity. To the Company’s Knowledge, none of the activities of the employees of the Company violates any agreement or arrangement which any such employee has with a former employer.

(i) No Intellectual Property owned or used by the Company is subject to any outstanding order, writ, injunction, judgment, arbitration award, agency requirement or decree restricting the use thereof by the Company. Except for royalties payable under the Licensed-In Agreements, to the Company’s Knowledge, the Company has the right to use, make and sell the Products which it is currently offering for sale free from any royalty obligation to any third party.

(j) The Company has not taken any action or failed to take any action that reasonably could be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any material Owned Intellectual Property (including failure to pay required fees associated with registrations of any such Patent; failure to disclose any known material prior art in connection with the prosecution of patent applications with respect to any such Patent) nor based on the Company’s Knowledge has any licensor under the Inbound License Agreements taken or failed to take any such action in respect to the Intellectual Property licensed thereunder.

(k) Other than in the ordinary course of business, no material Trade Secret of the Company has been disclosed or authorized to be disclosed to any third party not subject to confidentiality obligations to the Company, and, to the Company’s Knowledge, no party to a nondisclosure agreement with Company is in material breach or default thereof.

(l) The Company has not entered into any services agreements relating to development, manufacture or formulation of the Products under which the party performing such services has obtained exclusive rights in the Intellectual Property covering such compounds or their formulation.

(m) To the Company’s Knowledge, no loss or expiration of any material Intellectual Property licensed to the Company under any Licensed-In Agreement is reasonably foreseeable or threatened, except for expiration of Patents in the ordinary course. The rights licensed under each Licensed-In Agreement will be exercisable by the Surviving Corporation on and after the Closing to the same extent as they are exercisable by the Company prior to the Closing. No licensor under any Licensed-In Agreement has any ownership or exclusive license rights in or with respect to any improvements made by the Company to the Licensed-In Intellectual Property.

(n) Except for the terms of all agreements granting to the Company any right or license under or with respect to Intellectual Property of a third party and the terms of all licenses of Intellectual Property by the Company, to the Company’s Knowledge, neither this Agreement nor the transactions contemplated by this Agreement will result in Parent or any Affiliate thereof being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses.

6.16 Taxes

(a) All Tax Returns required by applicable Laws to be filed by or on behalf of the Company have been filed, and all such Tax Returns were, at the time of the original filing of the Tax Return or any amendment thereto, accurate and complete in all material respects.

(b) The Company has paid or has withheld and remitted to the appropriate Governmental Entity all Taxes (other than Taxes aggregating no more than $50,000 for all matters and other than Taxes being contested in good faith) due and payable, or has established (or has had established on its behalf) an adequate accrual or reserve for all Taxes (including Taxes that are not yet due or payable) through September 30, 2006, and has not incurred any Taxes since such date except in the ordinary course of business.

(c) The Company has made available to Parent complete and accurate copies of all income, franchise, and foreign Tax Returns of the Company and its Affiliates that have been requested by Parent.

(d) There are no Liens for Taxes on the assets of the Company, other than Liens for Taxes not yet due and payable.

(e) There are no Actions now pending, or to the Knowledge of the Company, threatened in writing against or with respect to the Company with respect to any Tax, and the Company has not been notified in writing of any audit or investigation with respect to any Tax Liability of the Company.

(f) The Company has (i) not ever been a member of a consolidated group of corporations (other than a group the common parent of which is the Company) and (ii) no Liability for Taxes of any Person (other than the Company) under Treasury regulation Section 1.1502-6 (or any similar Law) as a transferee or successor, by contract or otherwise.

(g) During the two-year period ending on the date of this Agreement, the Company was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(h) The Company has not participated or engaged in transactions that constitute “reportable transactions” as such term is defined in Treasury Regulation Section 1.6011-4(b)(1) (other than such transactions that have been properly reported or are not yet required to have been reported), or transactions that constitute “listed transactions” as such term is defined in Treasury Regulation Section 1.6011-4(b)(2).

(i) The transactions contemplated by this Agreement (including the Offer and the Merger), by themselves or in combination with any other event (regardless of whether that other event has occurred or will occur) will not result in the payment or series of payments by the Company to any person of any amount that would be an “excess parachute payment” within the meaning of Section 280G of the Code, or any other similar payment, which is not deductible for federal, state, local or foreign Tax purposes. Additionally, there is no Contract to which the Company is a party, including the provisions of this Agreement which, individually or collectively, (i) could give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) or Section 280G of the Code, (ii) is subject to Section 409A of the Code, or (iii) could require Parent or any affiliate of Parent to gross up a payment to any employee of the Company for Tax related payments or cause a penalty tax under Section 409A of the Code. No amount paid or payable by the Company pursuant to any Contract to which the Company is a party or under any Benefit Plan or this Agreement or otherwise, is not deductible pursuant to Section 162(m) of the Code.

6.17 Real Property; Leasehold.

(a) The Company does not own and has not owned any real property or any other interest in any real property other than as set forth in Section 6.17(b) of the Company Disclosure Letter.

(b) Section 6.17(b) of the Company Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all real property leased, subleased or licensed by the Company as lessor, lessee, sublessor, sublessee, licensor or licensee (collectively, the “Company Leases”) and the location of the premises. Each of the Company Leases is in full force and effect. The Company nor, to the Company’s Knowledge, any other party to any Company Lease is in default under any of the Company Leases, except where the existence of such defaults, individually or in the aggregate, has not had, and is not reasonably likely to have, a Company Material Adverse Effect. The Company does not lease, sublease or license any real property to any Person. The Company has made available to Parent complete and accurate copies of all Company Leases.

(c) The Company has good and marketable title to, or valid leasehold interests in, all of its material tangible assets and properties, except for such tangible assets and properties as are disposed in the ordinary course of business and except for defects in title, easements, restrictive covenants, Taxes that are not yet delinquent and similar encumbrances that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. All such material tangible assets and properties, other than assets and properties in which the Company has a leasehold interest, are free and clear of all Liens, except for (i) Liens for Taxes not yet due and payable, that are payable without penalty or that are being contested in good faith and for which adequate reserves have been recorded, (ii) Liens for assessments and other governmental charges or liens of landlords, carriers, warehousemen, mechanics and repairmen incurred in the ordinary course of business, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings, (iii) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, and (iv) Liens that do not materially interfere with the conduct of the Company’s business and do not materially affect the use or value of the Company’s assets.

6.18 Insurance. The Company maintains insurance policies, including without limitation fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies (collectively, the “Insurance Policies”) with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Since January 1, 2005, no insurer of the Company has (a) cancelled or invalidated any Insurance Policy or (b) refused any coverage or rejected any material claim under any Insurance Policy. Each Insurance Policy is in full force and effect, and all premiums due with respect to all Insurance Policies have been paid.

6.19 Takeover Statutes; Charter Provisions. The Company Board has taken all actions within its power necessary to render inapplicable to this Agreement, the Tender Agreements, the Offer, the Merger and the other transactions contemplated by this Agreement and the Tender Agreements the limitations on “business combinations” (as defined in Section 203 of the DGCL) contained in any restrictive provision of any “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other similar anti-takeover statute or regulation (including, without limitation, Section 203 of the DGCL to the extent applicable) (“Takeover Statute”) or restrictive provision of any applicable anti-takeover provision in the Restated Certificate or the Restated Bylaws. To the Knowledge of the Company, no other Takeover Statute or similar statute or regulation or other comparable takeover provision of the Restated Certificate or the Restated Bylaws applies to this Agreement, the Tender Agreements, the Merger or the other transactions contemplated by this Agreement and the Tender Agreements.

6.20 Brokers, Other Advisors. No broker, finder or investment banker is entitled to any brokerage, finders’ or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company other than the Financial Advisor, a copy of whose engagement letter has been provided to Parent. No payment has been made, or obligation incurred, to the Financial Advisor other than in accordance with the terms of such engagement letter.

6.21 Labor and Employment Matters.

(a) Section 6.21(a) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of all employees of the Company whose annual rate of base compensation exceeds $150,000 per year, along with the position and the annual rate of base compensation of each such person. The Company is not the subject of any proceeding asserting that the Company has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization that, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect, and there is not pending or, to the Knowledge of the Company, threatened, nor has there been during the past five (5) years any labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company. The Company is not a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any employees of Company.

(b) All of the employees of the Company are “at will” employees. The Company has made available to Parent accurate and complete copies of all current employee manuals and handbooks, disclosure materials, policy statements and written particulars of employment relating to the employment of the employees of the Company. There are no complaints, charges, demands or claims against the Company or, to the Knowledge of the Company, threatened to be brought or filed with any Governmental Entity in connection with the employment by or termination of employment of the Company of any individual, including but not limited to any claim relating to employment discrimination, wrongful termination, breach of contract, equal pay, sexual harassment, employee safety, and health, wages and hours, workers’ compensation, violation of public policy, fraud, retaliation or “whistleblowing,” except for routine claims incident to normal plan operation.

(c) No employee of the Company is on long or short term disability leave, receiving benefits pursuant to workers’ compensation legislation or on leave of absence, including but not limited to any leave of absence by reason of disability or pursuant to the Family and Medical Leave Act of 1993 or the Uniformed Services Employment and Reemployment Rights Act of 1994 or any related and/or comparable or applicable state Law. No current or former employee or consultant of the Company or any present or former spouse or child thereof is receiving benefits under any Benefit Plan pursuant to Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA or any similar state law (collectively, “COBRA”) or is entitled to elect COBRA coverage under any Benefit Plan as a result of an event occurring prior to Closing. Parent and Purchaser will not incur any liability for the improper classification by the Company of any employees as independent contractors or leased employees prior to the Closing.

(d) The Company has been, and is, and the conduct of the business and operations of the Company has been, and is, in material compliance with and not in material violation of any applicable Laws regarding labor and employment matters including but not limited to Laws relating to employment discrimination, retaliation, equal pay, sexual or any other form of harassment, employee safety and health, leaves of absence, reasonable accommodation, wages and hours required policies, postings and disclosures and authorizations, breach of contract, wrongful termination in violation of public policy, workers compensation, California Business and Professions Code 16600 et seq., the Fair Labor Standards Act, the California Labor Code, all wage and hour Orders and all regulations promulgated thereunder.

6.22 Certain Business Practices. Neither the Company nor, to the Knowledge of the Company, any director, officer, agent or employee of the Company, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (c) made any other unlawful payment.

6.23 Affiliate Transactions. Except as discussed in the Company Reports filed prior to the date of this Agreement and pursuant to the Tender Agreement attached hereto, there are no material contracts, commitments, agreements, arrangements or other transactions required to be so disclosed between the Company, on the one hand, and any (a) director or officer of the Company or any of their immediate family members, (b) Person that, to the Knowledge of the Company, is a record or beneficial owner of 5% or more of the voting securities of the Company or (c) Affiliate, to the Knowledge of the Company, of any such executive officer, director, family member or beneficial owner, on the other hand.

6.24 Environmental. :

(a) Except as would not be reasonably likely to result in material liability to the Company, the Company has not (i) operated any underground storage tanks at any property that the Company has at any time owned, operated, occupied or leased; or (ii) released any substance that has been designated by any Governmental Entity or by applicable Law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the federal Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said Laws (a “Hazardous Material”). Except as would not be reasonably likely to result in material liability to the Company, no Hazardous Materials are present, as a result of the actions of the Company or, to the Company’s Knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company has at any time owned, operated, occupied or leased.

(b)(i) Except as would not be reasonably likely to result in material liability to the Company, the Company has not transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any Law nor (ii) has the Company or any of such subsidiaries disposed of, transported, sold, or manufactured any product containing a Hazardous Material (any or all of the foregoing being collectively referred to as “Hazardous Materials Activities”), in violation of any Law promulgated to prohibit, regulate or control Hazardous Materials or any Hazardous Materials Activity.

(c) Except as would not be reasonably likely to result in material liability to the Company, the Company has not, the Company currently holds all Licenses necessary for the conduct of their respective Hazardous Material Activities, if any, and other business as such activities and business are currently being conducted.

(d) No Action is pending or, to the Knowledge of the Company, threatened, concerning any Hazardous Material or any Hazardous Materials Activity of the Company or any Licenses relating thereto. The Company is not aware of any fact or circumstance which could involve the Company in any material environmental litigation or impose upon the Company any material environmental liability.

(e) The Company has not received any notice (i) alleging any of the items in Sections 6.244(a) through (d) above.

(f) The Company is not subject to any orders, decrees or injunctions by any Governmental Entity or is subject to any indemnity agreement with any third party addressing liability under any Environmental Law.

ARTICLE VII

Representations and Warranties

of Parent and Purchaser

Parent and Purchaser hereby represent and warrant to the Company as follows:

7.1 Organization, Good Standing and Qualification. Each of the Company and Purchaser is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its businesses as now being conducted and is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing (with respect to jurisdictions that recognize the concept of good standing) or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Parent has heretofore delivered or made available to the Company accurate and complete copies of the certificate of incorporation and bylaws, as currently in effect, of Parent and Purchaser.

7.2 Authority Relative to this Agreement. Each of Parent and Purchaser has all necessary corporate power and authority, and has taken all action necessary, to execute, deliver and perform hereunder and to consummate the transactions contemplated hereby in accordance with the terms hereof. This Agreement has been duly and validly executed and delivered by each of Parent and Purchaser, and assuming due authorization, execution and delivery hereof by the Company, constitutes a valid, legal and binding agreement of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms except for (i) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting the rights of creditors generally and (ii) the effect of equitable principles of general application.

7.3 Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Parent or Purchaser or any of their Subsidiaries for the execution, delivery and performance by Parent and Purchaser of this Agreement or the consummation by Parent or Purchaser of the transactions contemplated hereby, other than (i) pursuant to the applicable requirements of the Securities Act and the Exchange Act; (ii) the filing of the Certificate of Merger pursuant to the DGCL; (iii) compliance with the HSR Act; (iv) such filings or notices as may be required under any environmental, health or safety Law (including any rules and regulations of the FDA) in connection with the Merger; or (v) compliance with any applicable requirements of laws, rules and regulations in other foreign jurisdictions governing antitrust or merger control matters.

7.4 Purchaser. All of the issued and outstanding capital stock of Purchaser is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Purchaser was formed solely for the purpose of effecting the Merger. Purchaser has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

7.5 Disclosure Documents. None of the information supplied or to be supplied by Parent or Purchaser specifically for inclusion in the Proxy Materials, at the date it is first mailed to stockholders of the Company or at the time of the Company Stockholders Meeting contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information so provided by Parent or Purchaser that subsequently changes or becomes incomplete or incorrect to the extent such changes or failure to be complete or correct are promptly disclosed to the Company, and Parent and Purchaser reasonably cooperate with the Company in preparing, filing or disseminating updated information to the extent required by Law.

7.6 Availability of Funds. Parent has on the date hereof sufficient funds available to pay the Offer Price in full assuming all Company Shares are tendered and shall have available at the Effective Time sufficient funds to enable it to consummate the Merger.

7.7 Brokers. No broker, finder or investment banker is entitled to any brokerage, finders’ or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Purchaser other than Lehman Brothers.

7.8 Access. Parent, on behalf of itself and Purchaser, has conducted its own independent investigation of the Company and has been furnished by the Company, or its agents or representatives, with all information, documents and other materials relating to the Company, and its business, management, operations and finances, that Parent and Purchaser believe is necessary to enter into this Agreement.

7.9 Retention of Shares; Voting of Shares at Stockholders Meeting. Other than as contemplated herein, none of the Parent Companies or any of their affiliates have any intention of disposing any Company Shares owned by any of them as of the date hereof. Parent will, and will cause the other Parent Companies and their affiliates, to vote all Company Shares owned by each of them in favor of adopting this Agreement and the transactions contemplated hereby, including the Merger, at the Stockholders Meeting, if any.

ARTICLE VIII

Covenants of the Parties

8.1 Operations of the Company’s Business.

(a) Except as set forth in the corresponding section of the Company Disclosure Letter, as otherwise contemplated hereby or as may be agreed in advance by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), subject to applicable Law, the Company covenants and agrees that, from the date of this Agreement until the Appointment Time, the business of it shall be conducted only in the ordinary course and, to the extent consistent therewith, it shall use their respective commercially reasonable efforts to preserve its business organization intact and maintain its existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Appointment Time, except as set forth in the corresponding section of the Company Disclosure Letter, as otherwise contemplated hereby or as may be agreed in advance by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), subject to applicable Law and the regulations or requirements of any stock exchange or regulatory organization applicable to the Company, the Company will not:

(i) adopt or propose any change in the Restated Charter or the Restated Bylaws;

(ii) merge or consolidate the Company with any other Person;

(iii) create, acquire or otherwise come to have any Subsidiary;

(iv) acquire assets outside of the ordinary course of business from any other Person with a value or purchase price in the aggregate in excess of $500,000 other than acquisitions pursuant to Contracts to the extent in effect immediately prior to the execution of this Agreement and set forth in Section 8.1(a)(iv) of the Company Disclosure Letter or as otherwise set forth in Section 8.1(a)(iv) of the Company Disclosure Letter;

(v) other than pursuant to Contracts to the extent in effect as of immediately prior to the execution of this Agreement and set forth in Section 8.1(a)(v) of the Company Disclosure Letter, and other than the issuance of Company Shares upon the exercise of Company Options outstanding immediately prior to the execution of this Agreement and set forth in Section 6.2(c) of the Company Disclosure Letter, pursuant to the Company ESPP in accordance with Section 5.5(c), in each case, in accordance with their terms, and the grant of options in ordinary and customary amounts to any new employees hired in the ordinary course of business, none of whom would upon hire become one of the 15 most highly-compensated employees of the Company, issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company, or securities convertible or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(vi) create or incur any Lien on assets or property of the Company that is material, individually or in the aggregate, to the Company;

(vii) other than pursuant to Contracts to the extent in effect as of immediately prior to the execution of this Agreement and set forth in Section 8.1(a)(vii) of the Company Disclosure Letter, make any loan, advance or capital contribution to or investment in any Person in excess of $100,000 in the aggregate;

(viii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or enter into any agreement with respect to the voting of its capital stock;

(ix) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock except the acceptance of shares of Company Common Stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of Company Options or the vesting of restricted stock or other Company Stock-Based Awards, in each case in accordance with past practice and the terms of the applicable award;

(x) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any securities or warrants or other rights to acquire any security of the Company, except for indebtedness for borrowed money incurred in the ordinary course of business not to exceed $250,000 in the aggregate;

(xi) except as set forth in Section 8.1(a)(xi) of the Company Disclosure Letter, make or authorize any capital expenditure in excess of $100,000 unless contained in the capital budget previously provided to Parent;

(xii) make any changes with respect to financial accounting policies or procedures, except as required by changes in GAAP or by Law;

(xiii) settle any litigation or other proceedings before or threatened to be brought before a Governmental Entity for an amount in excess of $100,000 or which would be reasonably likely to have any adverse impact on the operations of the Company;

(xiv) sell, lease, license or otherwise dispose of any assets of the Company except for ordinary course sales of products or services provided in the ordinary course of business or obsolete assets, and except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $500,000 in the aggregate, other than pursuant to Contracts in effect prior to the execution of this Agreement and set forth in Section 8.1(a)(xiv) of the Company Disclosure Letter or as otherwise set forth in Section 8.1(a)(xiv) of the Company Disclosure Letter;

(xv) except as required pursuant to existing written, binding agreements or Benefit Plans in effect prior to the execution of this Agreement, or as otherwise required by Law or with respect to job offers on normal and customary terms to new employees hired in the ordinary course of business (none of whom would upon hire become one of the 15 most highly-compensated employees of the Company), enter into any new employment or compensatory agreements with any employee, independent contractor, consultant, officer or director of the Company (including entering into any bonus, severance, change of control, termination, reduction-in-force or consulting agreement or other employee benefits arrangement or agreement pursuant to which such Person has the right to any form of compensation from the Company), or, except for annual salary increases granted at times and in amounts which are in the established and ordinary course of business to employees other than any of the 15 most highly-compensated employees of the Company, increase the compensation and benefits of any employee, independent contractor, consultant, officer or director of the Company, or adopt any Benefit Plan, or amend any Benefit Plan in any respect that would increase the cost of such Benefit Plan to the Company, or accelerate vesting or payment under, any Benefit Plan;

(xvi) engage in the conduct of any new line of business, other than as expressly permitted by Section 8.1(a)(xv) of the Company Disclosure Letter;

(xvii) voluntarily and materially depart from the operating budget or expenditure policy approved by its Board of Directors;

(xviii) make any payment or incur any obligation to the Financial Advisor other than in accordance with the terms of the engagement letter identified in Section 6.20;

(xix) make or change any election, accounting period or accounting method in respect of Taxes, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax; or

(xx) agree, resolve or commit to do any of the foregoing.

8.2 Acquisition Proposals.

(a) The Company agrees that neither it nor any of its respective officers, directors, employees, agents and representatives (any such Person, including any investment banker, attorney, consultant or accountants) a “Representative”) shall initiate knowingly, solicit, encourage or facilitate any inquiries or the making of any proposal or offer with respect to: (i) a merger, reorganization, share exchange, consolidation or similar transaction involving the acquisition of the Company; (ii) any acquisition, by whatever means, of 15% or more of the equity or ownership interest in the Company or the assets of the Company, taken as a whole; or (iii) the adoption by the Company of a plan of liquidation (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”). The Company further agrees that neither it nor any of its Representatives will engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person (other than Parent and its Affiliates and their respective Representatives) relating to an Acquisition Proposal, or otherwise encourage or facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, that nothing contained in this Agreement shall prevent the Company or the Company Board from

(x) complying with its disclosure obligations under Sections 14d-9 and 14e-2 of the Exchange Act with regard to an Acquisition Proposal; and

(y) at any time prior to, but not after, the conditions set forth in Section 9.1(a) have been satisfied, (A) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal (assuming, for this purpose only that all references to “15% or more” in the definition of such term were changed to “a majority”) which did not result from a breach of this Section 8.2 (a “Qualifying Acquisition Proposal”) if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms substantially similar to the Confidentiality Agreement; (B) engaging in any negotiations or discussions with any Person who has made a Qualified Acquisition Proposal if the Company receives from such Person an executed confidentiality agreement as described in (A) above; or (C) approving or recommending a Qualified Acquisition Proposal to the stockholders of the Company, in each case, if and only to the extent that, (I) in each such case referred to in clause (A), (B) or (C) above, the Company Board determines in good faith after consultation with outside legal counsel that the failure to take such action would constitute a breach of the Company directors’ fiduciary duties under applicable Law, (II) in each case referred to in clause (B) or (C) above, the Company Board determines in good faith (after consultation with the Company’s financial advisor and outside counsel) that such Acquisition Proposal constitutes an Acquisition Proposal that, if accepted, is reasonably likely to be consummated taking into account all legal, financial, regulatory (including, without limitation, any antitrust or competition approvals or non-objections) and other relevant factors and, if consummated in accordance with its terms, is reasonably likely to result in a more favorable transaction than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal is referred to in this Agreement as a “Superior Proposal”); and (III) in the case of clause (B) or (C) above, the Company shall have provided written notice to Parent of the Company’s or the Company Board’s intention to take such action, at least one (1) Business Day notice in the case of clause (B) and at least five (5) Business Days, notice in the case of clause (C) prior to taking such action.

(b) The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal. The Company will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of a transaction with the Company to return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company and to destroy all summaries, analyses or extracts of or based upon such information in the possession of such Person or any of its Representatives. The Company agrees that it will take the necessary steps to promptly inform its Representatives of the obligations undertaken in this Section 8.2(b). The Company will not waive any provision of any confidentiality or standstill agreement to which it is a party without the prior written consent of Parent except in connection with action otherwise expressly permitted by clause (B) or (C) of Section 8.2(a), solely with respect to the Person making the Superior Proposal.

(c) The Company agrees that it will notify Parent as promptly as reasonably practicable and in any case within one (1) Business Day if any bona fide written Acquisition Proposals are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated with, it or any of its Representatives, indicating, in connection with such notice, the material terms and conditions of, and the identity of the Person making, such bona fide written Acquisition Proposals, and thereafter shall keep Parent reasonably informed of any significant changes in the status and terms of any such Acquisition Proposals. The Company will provide to Parent any information that it is providing to any other Person pursuant to this Section 8.2 at the same time it provides it to such other Person, unless such information has already been provided to Parent. The Company agrees that during the five- and two-Business Day periods described in Section 8.2(a) or 8.3, the Company shall negotiate in good faith with Parent with respect to any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent. Any such revisions which Parent offers in writing to make which, if accepted by the Company, would be legally binding on the parties to this Agreement are referred to herein as “Revised Terms”. The Company agrees that any material amendment to any Qualifying Acquisition Proposal will be deemed to be a new Qualifying Acquisition Proposal for purposes of this Section 8.2 and Section 8.3, provided that the five (5) Business Day period applicable under this Section 8.2 and Section 8.3 to any Person’s initial Qualifying Acquisition Proposal shall be two (2) Business Days (but shall in no case end before the fifth (5th) Business Day from such Person’s initial Qualifying Acquisition Proposal) with respect to any material amendment to such Person’s initial or previous Qualifying Acquisition Proposal.

8.3 Board Recommendation. The Company Board shall not withdraw, qualify or modify the Recommendation in a manner adverse to Parent, or approve or recommend another Acquisition Proposal (collectively, a “Change in Recommendation”), unless: (i) the Company shall have provided written notice to Parent that the Company Board intends to take such action, at least five (5) Business Days shall have elapsed since the date on which Parent received such notice and the Company shall have complied with the applicable provisions of Section 8.2, (ii) the Company Board shall have determined in good faith, after consulting with its outside legal counsel and taking into account any Revised Terms, that failing to take such action would be a breach by the directors of the Company of their fiduciary duties under applicable Law and (iii) if the Change In Recommendation is being made primarily as a result of an Acquisition Proposal, such Acquisition Proposal is a Superior Proposal (it being agreed and understood by the parties that any Change In Recommendation shall not alter the Company Board’s approval of the Transactions (including for purposes of Section 203 of the DGCL)).

8.4 Stockholder Meeting; Proxy Material.

(a) If approval of the Company Stockholders is required under Delaware Law in order to consummate the Merger (other than pursuant to Section 253 of the DGCL), the Company shall duly call and shall use its commercially reasonable efforts to hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of obtaining the approval of this Agreement and the Merger by the Company Stockholders required to satisfy the conditions set forth in Section 9.1(a) as promptly as practicable after the SEC clears the Proxy Materials. In connection with the Company Stockholders Meeting, the Company will (i) as promptly as practicable, prepare and file with the SEC the Proxy Materials to the Merger and the other transactions contemplated hereby; (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and will provide copies of such comments to Parent and Purchaser promptly upon receipt; (iii) as promptly as reasonably practicable, prepare and file (after Parent and Purchaser have had a reasonable opportunity to review and comment on) any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law; (iv) use its commercially reasonable efforts to have cleared by the SEC, and will thereafter mail to its stockholders as promptly as reasonably practicable, the Proxy Materials and all other customary proxy or other materials for meetings such as the Company Stockholders Meeting; (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company Stockholders any supplement or amendment to the Proxy Materials if any event shall occur which requires such action at any time prior to the Company Stockholders Meeting; and (vi) otherwise comply with all requirements of Law applicable to the Company Stockholders Meeting and the Merger. The Company will provide Parent and Purchaser an opportunity to review and comment upon the Proxy Materials, or any amendments or supplements thereto, or any SEC comments received with respect thereto, prior to filing the same with the SEC.

(b) Subject to the fiduciary duties of the Company Board, the Recommendation of the Company Board shall be included in the Proxy Materials, and the Company Board shall take all lawful action to solicit the adoption of this Agreement by the holders of shares of Company Common Stock. Each of Parent and Purchaser shall vote all Company Shares acquired in the Offer (or otherwise beneficially owned by it or any of its respective Subsidiaries as of the applicable record date) in favor of the adoption of this Agreement in accordance with the DGCL at the Company Stockholders Meeting or otherwise. Parent shall vote all of the shares of capital stock of Purchaser beneficially owned by it in favor of the adoption of this Agreement in accordance with Delaware Law.

(c) Notwithstanding clauses (a) and (b) above, if Purchaser shall own by virtue of the Offer or otherwise at least 90% of the outstanding Company Shares, the parties hereto shall take all necessary actions (including actions referred to in clause (a) above, as applicable) to cause the Merger to become effective, as soon as practicable after the expiration of the Offer, as it may be extended in accordance with the requirements of Section 1.1(b) hereof, without a meeting of the Company Stockholders, in accordance with Section 253 of the DGCL.

8.5 Commercially Reasonable Efforts; Cooperation.

(a) Upon the terms and subject to the conditions of this Agreement, each of Parent, Purchaser and the Company agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the transactions contemplated hereby as promptly as practicable including, but not limited to, (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the transactions contemplated hereby (including making or causing to be made the filings required under the HSR Act as promptly as practicable and with a view to completion within five (5) Business Days after the date of this Agreement) and the taking of such actions as are necessary to obtain any requisite approvals, consents, orders, exemptions or waivers by any third party or Governmental Entity; (ii) cooperating with the other in connection with the preparation and filing of any such forms, registrations and notices (including, with respect to the party hereto making a filing, providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith) and in connection with obtaining any requisite approvals, consents, orders, exemptions or waivers by any third party or Governmental Entity; (iii) the satisfaction of the conditions to the consummation of the Merger set forth in ARTICLE IX; and (iv) the execution of any additional instruments, including the Certificate of Merger, necessary to consummate the transactions contemplated hereby. Subject to the terms and conditions of this Agreement and the applicable provisions of the DGCL, each party hereto agrees to use commercially reasonable efforts to cause the Effective Time to occur as soon as practicable after the adoption by the stockholders of the Company of the Merger, this Agreement the other transactions contemplated by this Agreement at the Company Stockholders Meeting. In case at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement, the officers and directors of each party hereto shall use commercially reasonable efforts to take all such necessary action.

(b) The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Materials or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c) Subject to applicable Law, the Company and Parent each shall promptly furnish the other with copies of notices or other communications between Parent or the Company, as the case may be, or any of their respective Subsidiaries, and any Governmental Entity with respect to the transactions contemplated by this Agreement. The Company shall give prompt notice to Parent of any change, fact or condition that is reasonably likely to result in a Company Material Adverse Effect or of any failure of any condition to Parent’s obligations to effect the Merger, and Parent shall give prompt notice to the Company of any change, fact or condition that is reasonably likely to result in a failure of any condition to the Company’s obligations to effect the Merger. No party hereto shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Entity with respect to the transactions contemplated hereby without giving the other party hereto prior notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate. The parties hereto shall consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted to any Governmental Entity by or on behalf of any party hereto in connection with the transactions contemplated hereby. The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 8.5 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this Section 8.5, materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of the Company.

8.6 Access. Subject to applicable Laws relating to the sharing of information, upon reasonable notice, the Company shall afford Parent or any of its Affiliates, and the officers, employees, counsel, accountants and other authorized Representatives thereof, reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, the Company shall furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested. At the request of Parent, throughout the period prior to the Effective Time, the Company shall use its commercially reasonable efforts to obtain waivers from Persons who are parties to Contracts with the Company that contain confidentiality provisions in order for Parent to be provided reasonable access to such Contracts.

8.7 Consents. Subject to other provisions contained in this Agreement, Parent, Purchaser and the Company each will use commercially reasonable efforts to obtain consents of all third parties and Governmental Entities necessary, proper or advisable for the consummation of the transactions contemplated hereby.

8.8 Public Announcements. The initial press release regarding the Merger shall be a joint press release mutually agreed upon, and thereafter Parent and the Company will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated hereby, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with the NASDAQ Global Market, as determined in good faith by such party.

8.9 Employees and Employee Benefits.

(a) The individuals who as of the Effective Time were employees (other than employees subject to collective bargaining agreements) of the Company and who continue to be employed by the Company following the Effective Date (the “Affected Employees”) shall receive credit for their respective service periods with the Company (and its respective predecessors) before the Effective Time under the employee benefit plans of Parent and its affiliates (other than the Company) after the Effective Time (the “New Plans”) for purposes of eligibility and vesting (but not for purposes of benefit accrual) to the same extent as such

Affected Employee was entitled, before the Effective Time, to credit for such service under any comparable Benefit Plans (except to the extent such credit would result in a duplication of accrual of benefits).

(b) Without limiting the generality of Section 11.7, nothing herein expressed or implied shall confer upon any Affected Employee or any other current or former employee of the Company or upon any representative of any such person, or upon any collective bargaining agent, any rights or remedies, including any third party beneficiary rights, any right to employment or continued employment for any specified period, or any right to employment upon any particular terms or conditions, of any nature or kind whatsoever under or by reason of this Agreement, and nothing herein shall be deemed to amend or modify any New Plan or any other benefit plan of Purchaser, Parent or any of their Affiliates.

(c) Effective no later than the day immediately prior to the Acceptance Time, the Company shall terminate the CoTherix, Inc. 401(k) Plan and any other Benefit Plan of the Company which is intended to include an arrangement pursuant to Section 401(k) of the Code (the “401(k) Plans”). Effective as of the Effective Date or such other date as Parent may designate to the Company in writing, the Company shall terminate all other Benefit Plans which Parent identifies to the Company a reasonable period prior to the Closing. Prior to the date on which Parent or Purchaser would become an ERISA Affiliate of the Company (with respect to the 401(k) Plans) and the Closing (with respect to other Benefit Plans), the Company shall provide Parent with evidence that the 401(k) Plans and such other Benefit Plans identified by Parent have been so terminated in accordance with their respective terms. The Company shall take such actions in furtherance of terminating the Section 401(k) Plans and such other Benefit Plans as Parent shall reasonably require.

(d) On or after the Acceptance Time, Parent shall provide to the Company a list of employees of the Company to whom it desires to offer employment or continuing employment following the Closing. The Company shall provide a notice of termination to all employees of the Company not so designated by Parent and to Governmental Entities, each as required by applicable state and federal Laws, including but not limited to those required by the Worker Adjustment and Retraining Notification Act (the “WARN Act”). The proposed forms of such notice and a schedule of all WARN Act-related payments shall be provided to Parent not less than five (5) Business Days prior to dispatch for Parent’s review and approval.

8.10 Indemnification; Directors’ and Officers’ Insurance.

(a) The indemnification, advancement and exculpation provisions of the Restated Certificate, the Restated Bylaws and those certain Indemnification Agreements by and among the Company and its directors and certain executive officers, as in effect at the Effective Time shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers or employees of the Company. Parent shall cause the Surviving Corporation to comply with all such indemnification, advancement and exculpation provisions.

(b) The Surviving Corporation shall and Parent shall cause the Surviving Corporation to maintain the Company’s existing directors’ and officers’ liability insurance (“D&O Insurance”) (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) covering each Person covered as of the Effective Time by the Company’s officers’ and directors’ liability insurance policy (each such Person, an “Indemnified Party”) on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof for a period of six (6) years after the Effective Time; provided, however, that, subject to the immediately succeeding sentence, in no event shall the Surviving Corporation be required to expend in any one (1) year an amount in excess of 250% of the current annual premium paid by the Company for such insurance (such 250% amount, the “Maximum Annual Premium”); provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. The Company may and, at Parent’s request, the Company will, instead purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company; provided, that the amount paid by the Company shall not exceed three times the Maximum Annual Premium. If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 8.10(b) shall terminate.

(c) If Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of Parent or the Surviving Company, as the case may be, that are set forth under this Section 8.10 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 8.10. Parent shall be responsible for any breach by the Surviving Company of the provisions of this Section 8.10.

(d) The provisions of this Section 8.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives.

8.11 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and the Company Board (or any other appropriate committee of the Company Board) shall grant all approvals and use their commercially reasonable efforts to take all actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on such transactions.

8.12 Confidentiality. Parent, Purchaser and the Company hereby acknowledge that Actelion Ltd. and the Company have previously executed a Confidentiality Agreement, dated as of October 4, 2006 (the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms.

ARTICLE IX

Conditions to Merger

9.1 Conditions to the Obligations of the Company, Parent and Purchaser to Effect the Merger. The respective obligation of each of the Company, Parent and Purchaser to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Stockholder Approval. If adoption of this Agreement by the Company Stockholders is required by Delaware Law, this Agreement and the transactions contemplated hereby, including the Merger, shall have been duly adopted by holders of Company Shares constituting the Company Requisite Vote in accordance with Delaware Law and the Restated Certificate and the Restated Bylaws.

(b) Purchase of Company Shares. Purchaser shall have accepted for payment and paid for all of the Company Shares validly tendered and not withdrawn pursuant to the Offer.

(c) No Injunction. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, determination, decree, injunction or other order that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Injunction”).

ARTICLE X

Termination

10.1 Termination by Mutual Consent. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time by mutual written consent of the Company (by action of the Company Board), and Parent (by action of its Board of Directors).

10.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time by Parent (by action of its Board of Directors) or by the Company (by action of the Company Board), if (a) Purchaser shall not have accepted for payment any Company Shares pursuant to the Offer by May 31, 2007 (as such date may be extended pursuant to the proviso below, the “Termination Date”); or (b) any Injunction permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided, however, that in the event that the condition set forth in clause (A) of the first paragraph of Annex I shall not have been satisfied on or prior to the Termination Date, but all other Tender Offer Conditions have been satisfied (or are capable of being satisfied in connection with an acceptance of tendered shares), the Company or Parent may elect to extend the Termination Date, by written notice to the other parties on or prior to the Termination Date, until July 30, 2007; and provided further, that the right to terminate this Agreement pursuant to this Section 10.2(a) shall not be available to any party if the circumstances described in this Section 10.2 were caused by such party’s material breach of its obligations hereunder.

10.3 Termination by the Company. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time, by action of the Company Board;

(a) if there has been a breach of any representations, warranties, covenants or agreements made by Parent or Purchaser in this Agreement, or any such representations and warranties shall have become untrue or incorrect as of the Expiration Date, such that such breach or failure to be true and correct is not reasonably likely to be curable by the Termination Date and, if not cured, is reasonably likely to prevent Parent and Purchaser from accepting for payment or paying for Company Shares pursuant to the Offer or consummating the Merger in accordance with the terms hereof; or

(b) at any time prior to Purchaser’s acceptance for payment of Company Shares pursuant to the Offer, in order for the Company to enter into a definitive agreement with respect to a Superior Proposal if (i) the Company has not materially breached Section 8.2, (ii) the Company Board has authorized the Company to enter into a definitive agreement for such Superior Proposal, (iii) prior to or simultaneously with and as a condition of the termination of this Agreement pursuant to this Section 10.3(b), the Company shall have irrevocably paid (or caused to be paid) to Parent the Termination Fee payable pursuant to Section 10.5(d) by wire transfer of immediately available funds.

10.4 Termination by Parent. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time, by action of the Board of Directors of Parent

(a) if the Company Board shall have withdrawn, qualified or modified the Recommendation in a manner adverse to Parent; or

(b) if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue or incorrect after the execution of this Agreement, such that (i) the condition set forth in any of clause (1), (2) or (3) of the Tender Offer Conditions would not be satisfied and (ii) such breach or failure to be true or correct is not reasonably likely to be curable by the Termination Date; or

(c) the Company shall have materially breached any of its obligations under Section 8.2 or 8.3.

10.5 Effect of Termination and Abandonment; Termination Fee.

(a) In the event of a termination of this Agreement and the abandonment of the Merger pursuant to this ARTICLE X, this Agreement (other than the Company’s obligation pursuant to this Section 10.5, if applicable) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, stockholders, agents, legal and financial advisors or other representatives); provided, however, that, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement.

(b) In the event that any time after the date of this Agreement and prior to its termination a bona fide Acquisition Proposal (assuming, for this purpose only, that all references to “15%” in the definition of such term were changed to “a majority” (a “Covered Proposal”)) shall have been made to the Company or any of its stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make a Covered Proposal with respect to the Company and thereafter this Agreement is rightfully terminated by either Parent or the Company pursuant to Section 10.2(a) or by Parent pursuant to Section 10.4(b) (except where the only basis of such termination by Parent pursuant to Section 10.4(b) is the existence of a Company Material Adverse Effect whose existence is outside the reasonable control of the Company) (and such Covered Proposal shall not have been publicly withdrawn at least 14 days prior to such termination), then if the Company (I) consummates any Covered Proposal with any Person within the twelve-month period immediately following the date on which this Agreement has been so terminated (the “Tail Period”) or (II) enters into a definitive agreement for any Covered Proposal with any Person during the Tail Period and (x) consummates any Covered Proposal with any Person within the twelve-month period immediately following the end of the Tail Period, then in each such case the Company shall pay to Parent on or prior to such consummation of such Covered Proposal by wire transfer of immediately available funds a termination fee equal to $14,000,000 (the “Termination Fee”).

(c) In the event that this Agreement is terminated by Parent pursuant to Section 10.4(a) or Section 10.4(c), then the Company shall promptly, but in no event later than two days after the date of such termination, pay to Parent the Termination Fee by wire transfer of immediately available funds.

(d) In the event that the Company terminates this Agreement pursuant to Section 10.3(b), the Company shall pay to Parent the Termination Fee by wire transfer of immediately available funds as provided in Section 10.3(b).

(e) The Company acknowledges that the agreements contained in Section 10.5(b), Section 10.5(c) and Section 10.5(d) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Purchaser would not enter into this Agreement; accordingly, if the Company fails to promptly pay any amounts due pursuant to Section 10.5(b), Section 10.5(c) or Section 10.5(d), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for such amounts, the Company shall pay to Parent its costs and expenses (including attorneys’ fees) in connection with such suit and any amounts payable by the Company pursuant to this Section 10.5 which are not paid when due shall bear interest from the due date to the payment date at a rate per annum equal to 2% above the prime rate of Citibank N.A. in effect on the date such amounts were due.

ARTICLE XI

Miscellaneous and General

11.1 Non-Survival of Representations and Warranties and Agreements. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or, except as set forth in Section 10.5, the termination of this Agreement pursuant to the terms hereof. This Section 11.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

11.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, (i) this Agreement may be amended, modified or supplemented only in writing executed by each of the parties hereto by action of the Board of Directors of each such party (whether before or after the Company Requisite Vote) and (ii) any provisions herein may be waived only in writing executed by the party or parties against whom such waiver is asserted by action of such party or parties’ Board of Directors.

11.3 Counterparts; Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission.

11.4 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereto hereby irrevocably submit exclusively to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties for purposes of the foregoing.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH

PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.4.

11.5 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, facsimile or by overnight courier:

If to Parent or Purchaser:

Actelion US Holding Company
5000 Shoreline Court
Suite 200
South San Francisco, Califonia 94080
Attention:	President, General Counsel
Facsimile:	(650) 589-1501

with a copy, which will not constitute notice, to:

Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, CA 94303-2212
Attention:	Bart Deamer
Facsimile:	(650) 849-4800

If to the Company:

CoTherix, Inc.
2000 Sierra Point Parkway, 6th Floor
Brisbane, CA 94005 fax: (650)-808-6898
Attention: Vice President, Legal Affairs

with a copy, which will not constitute notice, to:

O’Melveny & Myers LLP
275 Battery Street, Suite 2600
San Francisco, California 94111-3305
Attention:	Michael J. Kennedy/Steve L. Camahort
Facsimile:	(415) 984-8701

or to such other persons or addresses as may be designated in writing by the Person to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) Business Days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile; or on the next Business Day after deposit with an internationally recognized overnight courier (guaranteeing next day delivery service (as on the day so guaranteed), if sent by such a courier (and not acknowledged by such courier as lost or delayed).

11.6 Entire Agreement. This Agreement, together with the schedules and Annexes hereto, and the Confidentiality Agreement and the Tender Agreements constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

11.7 No Third Party Beneficiaries. Except for ARTICLE V and as expressly set forth in Section 8.10, this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder.

11.8 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable the remaining provisions hereof, shall, subject to the following sentence, remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to either party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the parties.

11.9 Interpretation; Absence of Presumption.

(a) For the purposes hereof, (1) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (2) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the schedules and annexes hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, Schedule and Annex references are to the Articles, Sections, paragraphs, Schedules and Annexes to this Agreement unless otherwise specified; (3) the word “including”

and words of similar import when used in this Agreement means “including without limitation” unless the context otherwise requires or unless otherwise specified; (4) the word “or” shall not be exclusive; (5) provisions shall apply, when appropriate, to successive events and transactions; and (6) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

11.10 Expenses. Except as otherwise provided in Section 10.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

11.11 Assignment. This Agreement shall not be assignable by any party hereto; provided, however, that Parent may designate, by written notice to the Company, another Subsidiary of Parent to be a constituent corporation in lieu of Purchaser, whereupon all references herein to Purchaser shall be deemed references to such other Subsidiary, except that all representations and warranties with respect to Purchaser as of the date of this Agreement shall be deemed representations and warranties with respect to such other Subsidiary as of the date of such designation. Any purported assignment in violation of this Agreement will be void ab initio.

11.12 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

11.13 Certain Definitions. The following terms, as used herein, have the meanings, which meanings shall be applicable equally to the singular and plural of the terms defined:

(a) “Business Day” means a day, other than a Saturday or Sunday, on which banks are authorized to be open for business in both Zurich, Switzerland and San Francisco, California.

(b) “Company ESPP” means the Company’s 2004 Employee Stock Purchase Plan and any other employee stock purchase plan.

(c) “Company Material Adverse Effect” means any change or effect (any such item, other than such items disclosed in either the Company Disclosure Letter or the reports, schedules, forms, statements and other documents filed by the Company with, or furnished by the Company to, the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of this Agreement, being an “Effect”) (that is not cured prior to Closing) that: (i) is materially adverse or is reasonably likely to be materially adverse to the business, results of operations or financial condition of the Company or (ii) prevent or materially delay the consummation of the Offer or the Merger; provided that no Effect related to or arising out of any of the following shall be taken into account in determining whether there exists a Company Material Adverse Effect: (A) circumstances generally affecting the industries in which the Company operates except to the extent that the Company is adversely affected disproportionately relative to other businesses in such industries; (B) the economy, the financial or securities markets in general, political instability or political conditions in the United States or any acts of terrorism, military actions or war or other national calamity directly involving the United States; (C) the announcement or pendency of this Agreement or actions pursuant to (or required by) this Agreement; (D) any change in Company’s stock price or trading volume, in and of itself (it being understood that the facts or occurrences giving rise to or contributing to such change in stock price or trading volume may be taken into account in determining whether there exists a Company Material Adverse Effect); (E) any changes in applicable Law or GAAP; (F) any effect resulting from the actions or inaction of Parent or any of its affiliates (including any failure by Parent to provide a consent it is required to give pursuant to Section 8.1); or (G) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions, in and of itself (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there exists a Company Material Adverse Effect).

(d) “Company Share” means a share of Company Common Stock.

(e) “Company Stockholder” means a holder of Company Stock.

(f) “Contract” means a note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation, whether written or oral.

(g) “Delaware Law” means the DGCL and any other applicable law of the State of Delaware.

(h) “Knowledge” means, with respect to a party hereto, and with respect to any matter in question, that any executive officer, or the principal legal officer, of such party has actual knowledge of such matter.

(i) “Lien” means, with respect to any asset (including any security) any option, claim, mortgage, lien, pledge, charge, security interest or encumbrance or restrictions of any kind in respect of such asset.

(j) “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(k) “Subsidiary” means, with respect to any party, any corporation, limited liability company, partnership or similar entity, whether domestic or foreign to the United States, of which (x) such party or any other Subsidiary of such party is a general partner or (y) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(l) “Tax” or “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, stamp, payroll, employment, use, property, withholding, excise and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

(m) “Tax Return” means all returns and reports required to be filed with, or supplied to, any federal, state, local or foreign tax authority with respect to Taxes, including any schedule, attachment, exhibit, amendment or supplement thereto. It is agreed and understood that the only representation and warranty provided by the Company hereunder regarding Taxes is Section 6.16.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

COTHERIX, INC.

By:	/s/ Donald J. Santel
Name:	Donald J. Santel
Title:	Chief Executive Officer

ACTELION US HOLDING COMPANY

By:	/s/ Tina Kitt
Name:	Tina Kitt
Title:	President

CURL ACQUISITION SUBSIDIARY, INC.

By:	/s/ Tina Kitt
Name:	Tina Kitt
Title:	President

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

ANNEX I

Conditions to the Offer

Notwithstanding any other provisions of the Offer, but subject to compliance with the terms and conditions of that certain Agreement and Plan of Merger, dated as of November 19, 2006 (the “Agreement”), by and among Actelion US Holding Company, a Delaware corporation (“Parent”), Curl Acquisition Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and CoTherix, Inc., a Delaware corporation (the “Company”) (capitalized terms that are used but not otherwise defined in this Annex I shall have the respective meanings ascribed thereto in the Agreement), and in addition to (and not in limitation of) the rights and obligations of Purchaser to extend and/or amend the Offer pursuant to the terms and conditions of the Agreement, Purchaser (i) shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer)), pay for any tendered Company Shares, and (ii) may delay the acceptance for payment of or, subject to the rules and regulations referred to in clause (i) above, the payment for, any tendered Company Shares, if immediately prior to the scheduled expiration of the Offer: (A) any waiting period (and extensions thereof) applicable to the transactions contemplated by the Agreement (including the Offer and the Merger) under the HSR Act shall not have expired or been terminated or any other antitrust, competition or merger control Consents reasonably necessary to permit Purchaser to accept for payment and pay for Company Shares pursuant to the Offer shall not have been received (or been deemed to have been received by virtue of the expiration or termination of any applicable waiting period) and the failure to obtain such other consents would reasonably be expected to have a Company Material Adverse Effect; (B) the Minimum Condition shall not have been satisfied; or (C) any of the following shall exist and be continuing:

(1) any of the representations and warranties of the Company set forth in Section 6.1(a), Section 6.3 or Section 6.19 shall not have been accurate in all material respects as of the date of the Agreement or shall not be accurate in all material respects on and as of the expiration date of the Offer with the same force and effect as if made on and as of such date; provided, however, that, for purposes of determining the accuracy of any of such representations and warranties, (x) all “Company Material Adverse Effect” and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded, and (y) any update of or modification to the Company Disclosure Letter made or purported to have been made on or after the date of the Agreement shall constitute an exception to, and not an amendment of, such representations and warranties;

(2) any of the representations and warranties of the Company set forth in the Agreement (other than those referred to in clause (1) above) that do not address matters only as of a particular date shall not have been accurate in all respects as of the date of the Agreement or shall not be accurate in all respects on and as of the expiration date of the Offer with the same force and effect as if made on and as of such date and the failure of such representations and warranties to be so accurate, and the circumstances constituting or giving rise to such failure, constitute, individually or in the aggregate, a Company Material Adverse Effect, or any of the representations and warranties of the Company set forth in the Agreement (other than those

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referred to in clause (1) above) that address matters only as of a particular date shall not have been accurate in all respects as of such particular date and the failure of such representations and warranties to be so accurate on and as of such particular date, and the circumstances constituting or giving rise to such failure, constitute, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of all such representations and warranties referred to in this clause (2), (x) all “Company Material Adverse Effect” and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded, and (y) any update of or modification to the Company Disclosure Letter made or purported to have been made on or after the date of the Agreement shall constitute an exception to, and not an amendment of, such representations and warranties;

(3) the Company shall have failed to perform in any material respect any obligation or shall have failed to comply in any material respect with any covenant or other agreement of the Company to be performed or complied with by it under the Agreement;

(4) there shall be instituted, pending or threatened immediately prior to the expiration of the Offer any Action to which any Governmental Entity of a Relevant Jurisdiction is or is likely to become a party against Parent, Purchaser or the Company (i) challenging the acquisition by Purchaser of any Company Shares pursuant to the Offer or seeking to prohibit or materially restrain the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Agreement, (ii) seeking to impose material limitations on the ability of Purchaser (or Parent on Purchaser’s behalf), or render Purchaser unable, to accept for payment, pay for or purchase or acquire any or all of the Company Shares pursuant to the Offer or the Merger, (iii) seeking to prohibit or impose any material limitations on the ownership or operation by Parent (or any of its Affiliates) of all or any portion of the businesses or assets of Parent, the Company or any of their respective Affiliates, or to compel Parent, the Company or the Surviving Corporation to dispose of or hold separate any portion of the businesses or assets of Parent, the Company or the Surviving Corporation or any of their respective Affiliates, (iv) seeking to prohibit or impose material limitations on the ability of Parent or Purchaser effectively to exercise full rights of ownership of the stock of Purchaser, the Company or the Surviving Corporation on all matters properly presented to the stockholders of any such Entity, or (v) relating to the Offer, the Merger or any of the other transactions contemplated by the Agreement and seeking to obtain from Parent, Purchaser or the Company any damages or other relief that would be material to Parent, Purchaser or the Company. As used in this Annex I, “Relevant Jurisdiction” means (i) countries (or multi-country governmental jurisdictions) in which Actelion has material operations or sales and (ii) all political subdivisions within any country which is a Relevant Jurisdiction;

(5) any Governmental Entity of a Relevant Jurisdiction shall have: (i) enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated by the Agreement (including the Offer and the Merger) any requirement of Law that is in effect immediately prior to the expiration of the Offer that has the effect of making the consummation of any of the transactions contemplated by the Agreement (including the Offer and the Merger) illegal or that has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Agreement (including the Offer and the Merger), (ii) issued or granted any Order (whether temporary, preliminary or permanent) that is in effect immediately prior to the expiration of the Offer and has the effect of making any of the

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transactions contemplated by the Agreement (including the Offer and the Merger) illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Agreement (including the Offer and the Merger); or (iii) taken any other action that, immediately prior to the expiration of the Offer, would be reasonably expected to have any of the consequences referred to in clause (4) above;

(6) any Company Material Adverse Effect shall then exist;

(7) Parent and Purchaser shall not have received a certificate executed by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses (1), (2) and (3) of this Annex I have been duly satisfied; or

(8) the Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Agreement, may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Parent or Purchaser.

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